As filed with the Securities and Exchange Commission on December 7, 2004

Registration Nos. 333-115215

and 811-09619

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☐

Pre-Effective Amendment No. 1 ☒

Post-Effective Amendment No. ☐

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☐

Amendment No. 2 ☒

SEPARATE ACCOUNT C

(Exact Name of Registrant)

STANDARD INSURANCE COMPANY

(Name of Depositor)

1100 S.W. Sixth Avenue, Portland, Oregon 97204

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:

(800) 262-7111

Name and Address of Agent for Service:	Copy to:

Cindy J. McPike Senior Vice President and Chief Financial Officer Standard Insurance Company 1100 S.W. Sixth Avenue Portland, Oregon 97204	Frederick R. Bellamy Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415	Marilyn R. Bishop Assistant Vice President and Associate Counsel Retirement Plans Division Standard Insurance Company 1100 S.W. Sixth Avenue Portland, Oregon 97204

Approximate date of proposed public offering:

As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

Group variable annuity contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The Standard AdvisorSM

Group Variable Annuity Prospectus

January 15, 2005

STANDARD INSURANCE COMPANY

THE STANDARD ADVISOR (SM)

GROUP VARIABLE ANNUITY CONTRACT

issued by Standard Insurance Company

through Separate Account C

Prospectus

                    , 2004

Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about The Standard Advisor Group Variable Annuity Contract (the “Contract”) that you should know before you invest.

To learn more about the Contract, you may want to look at the Statement of Additional Information dated                     , 2004 (known as the “SAI”). For a free copy of the SAI, which contains more detailed information about the Contract than is contained in this prospectus, contact us at:

Standard Insurance Company

Retirement Plans Division

P. O. Box 711

Portland, Oregon 97207

Telephone: 800-262-7111

Standard Insurance Company has filed the SAI with the U.S. Securities and Exchange Commission (the “SEC”) and has incorporated it by reference into this prospectus. The SAI’s table of contents appears on page      of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information.

Variable annuity contracts involve certain risks, and you may lose some or all of your investment.

•	We do not guarantee how any of the Subaccounts will perform.

•	The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.

•	Neither the U.S. Government nor any federal agency insures your investment in the Contract.

The Contract has 41 funding choices – one fixed account and 40 variable Subaccounts which invest in the following mutual fund portfolios (the “Portfolios”):

American Century Variable Portfolios, Inc.

•	American Century Income & Growth VP Class I
•	American Century Ultra VP Class I
•	American Century Value VP Class I
•	American Century Vista VP Class I

Baron Funds

•	Baron Capital Asset Fund Insurance Shares

Davis Variable Account Funds, Inc.

•	Davis Value Portfolio VA

Delaware VIP Trust

•	Delaware VIP Growth Opportunities Series
•	Delaware VIP Small Cap Value Series
•	Delaware VIP International Value Equity Series

Dreyfus Investment Portfolios

•	Dreyfus Small Cap Stock Index Service Shares

Federated Insurance Series

•	Federated Kaufmann Fund II VIP

Fidelity Variable Insurance Portfolios

•	Fidelity VIP Equity Income Initial Class
•	Fidelity VIP Mid Cap Stock Initial Class
•	Fidelity VIP Investment Grade Bond Initial Class

Franklin Templeton Variable Insurance Products Trust

•	Franklin Rising Dividends Securities Class I

GE Investment Funds, Inc.

•	GE Investments U.S. Equity Fund VIT
•	GE Investments Premier Growth Equity VIT
•	GE Investments Total Return VIT

Goldman Sachs Variable Insurance Trust

•	Goldman Sachs VIT Core US Equity
•	Goldman Sachs VIT Capital Growth
•	Goldman Sachs VIT Mid Cap Value
•	Goldman Sachs VIT Core Small Cap Equity

Neuberger Berman Advisers Management Trust

•	Neuberger Berman AMT Fasciano Portfolio S
•	Neuberger Berman AMT Regency Portfolio I

PIMCO Variable Insurance Trust

•	PIMCO VIT Total Return Administrative Shares

T. Rowe Price Equity Series, Inc.

•	T. Rowe Price Equity Blue Chip Growth VIP
•	T. Rowe Price Equity Income VIP

Vanguard Variable Insurance Fund

•	Vanguard VIF Diversified Value
•	Vanguard VIF Equity Index
•	Vanguard VIF Capital Growth
•	Vanguard VIF Mid Cap Index
•	Vanguard VIF Small Company Growth
•	Vanguard VIF Balanced Portfolio
•	Vanguard VIF Total Bond Market Index
•	Vanguard VIF International

Washington Mutual Variable Insurance Trust

•	WM VT Equity Income Class 1
•	WM VT Mid Cap Stock Class 1
•	WM VT Income Class 1
•	WM VT Strategic Asset Management Balanced Portfolio Class 1
•	WM VT International Growth Class 1

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

ii

DEFINITIONS

Account Value	Value held under this Contract. The value may be maintained in either the Fixed Account, the Variable Account or both, depending on allocations.

Accumulation Unit	A unit of measure used to calculate the variable Account Value during the accumulation period.

Annual Date	The Contract Date and the same date of the same month each year thereafter.

Annuitant and Contingent Annuitant	The persons upon whose lives the annuity payments made after the Annuity Commencement Date will be based.

Annuity Commencement Date	The date on which annuity payments to a Participant are to start.

Beneficiary	The individual or individuals to whom the death benefit is paid if the Annuitant dies before the Annuity Commencement Date.

Business Day	Any day that the New York Stock Exchange (“NYSE”) is open for trading, except the day after Thanksgiving and December 24 or the first weekday preceding December 24 if December 24 is considered the Christmas holiday, or falls on a weekend. Transactions are processed on Business Days only. A Business Day ends when the NYSE closes for trading that day, usually 4:00 p.m. Eastern Time.

Certificate	An individual certificate issued by us to each Participant in the Plan, unless the Plan is a 457 “top hat” plan of a tax exempt organization or a private non-qualified plan.

Code	The Internal Revenue Code of 1986, as amended.

Contract	The Standard Advisor Group Variable Annuity Contract issued to an employer, retirement trust (or trustee(s)), or other group Contractowner by us, The Standard.

Contract Date	The effective date of the Contract indicated on the Specifications and Signatures page of the Contract.

Contract Year	Each twelve-consecutive-month period beginning on an Annual Date.

Contractowner	The party or parties named on the Specifications and Signatures page of the Contract or, upon delivery of Written Notice to us, such party’s or parties’ successor in interest by reason of change of name, merger, consolidation, purchase of stock, or acquisition of substantially all of the assets of the Contractowner’s business. The Contractowner may be referred to as you and your.

Deposits	The amounts paid into the Contract (net of any deduction for premium taxes).

Fixed Account	An Investment Option that is part of the general account of The Standard. Amounts invested in the Fixed Account earn interest at a rate specified in advance.

Home Office	Standard Insurance Company Retirement Plans Division 1100 S.W. Sixth Avenue Portland, Oregon 97204	or	Standard Insurance Company Retirement Plans Division P.O. Box 711 Portland, Oregon 97207
Facsimile – 503.321.7998

Investment Option	An option in which you have chosen to invest your Plan assets. An Investment Option is operative when you instruct us to deposit or transfer your assets to it. Each Subaccount of the Variable Account and the Fixed Account, if any, is a separate Investment Option.

Market Value Adjustment	A charge deducted from the amounts you withdraw or transfer from the Fixed Account investment option.

Participant	Any person defined as a participant in the Plan, who has enrolled under this Contract and on whose behalf The Standard maintains an Account Value.

Pending Allocation Account	The money market Subaccount used only for deposits received without allocation instructions.

Plan	The plan or arrangement named in the Contact Specifications, which includes any employer based arrangement whether or not considered a plan under State or Federal law.

Plan Administrator	The Plan sponsor, Plan trustee(s), Plan fiduciary, or a person or persons specifically designated by you to have the authority to control and manage the operation and administration of your Plan. The Standard is not the Plan Administrator.

Portfolio	Any of the underlying portfolios of a mutual fund in which deposits allocated to the Variable Account are indirectly invested by the Subaccounts.

Subaccount	That portion of the Variable Account which invests in shares of a particular mutual fund portfolio. There is a separate Subaccount that corresponds to each mutual fund portfolio.

The Standard	Standard Insurance Company, also referred to as we, us, our and our company.

Valuation Period	The period commencing at the close of trading on the NYSE on a Business Day and ending at the close of trading on the NYSE on the next succeeding Business Day.

Variable Account	The segregated investment account into which The Standard sets aside and invests the variable assets attributable to this Contract.

Variable Account Value	The sum of a Participant’s value in each Subaccount.

Written Notice

Any notice required by the Contract. Written Notice required of you shall be delivered to us at our Home Office, unless we notify you otherwise. Written Notice required of us by this Contract shall be sent to you at your last business address on our records. It is your responsibility to notify us in writing of any changes in your business address.

Written Notice shall be given in writing and delivered by mail or courier service or sent by facsimile. Written Notice shall be deemed given immediately when delivered by facsimile (if confirmation of receipt is obtained), three (3) days after the date of mailing, or one (1) day after timely delivery to a courier service for next day delivery.

Summary

This is a summary of some of the more important points that you should know and consider before purchasing The Standard Advisor Group Variable Annuity Contract.

The Standard Advisor Group Variable Annuity Contact is a group contract issued to an employer, retirement trust (or trustee(s)), or other group contract owner. Standard Insurance Company (“we,” “us,” “our,” or “The Standard”) issues the Contract to the Contractowner in connection with a retirement plan or other arrangement maintained by the Contractowner (a “Plan”). Under the Contract, we maintain individual accounts for each Participant under the Plan. We will issue an individual certificate for each Participant unless the Plan is a 457 “top-hat” plan of a tax exempt organization or a private nonqualified plan. “You” and “your” generally means the Contractowner, but pursuant to the Plan, the Contractowner may in many instances follow a Participant’s instructions.

This prospectus only describes the Contracts; it does not describe any Plan or any Participant’s rights under a Plan. The terms of the applicable Plan (or any applicable law or regulation) may restrict or override surrender or withdrawal rights or privileges under the Contract or described in this prospectus to the extent necessary to maintain the Plan’s qualification under the Internal Revenue Code. Participants should consult a competent adviser as to their rights under their Plan.

The Contract

The Standard Advisor Group Variable Annuity Contract lets you and/or your Participants invest on a tax-deferred basis for retirement or other long-term purposes. Tax deferral allows the entire amount invested to remain in the Contract where it can continue to produce an investment return. Therefore, the investment could grow faster than in a comparable taxable investment where current income taxes would be due each year.

Each Participant’s Account Value may be divided among up to 20 of the variable Subaccounts, or the Fixed Account and up to 19 of the variable Subaccounts, unless we agree otherwise with the Contractowner. The Fixed Account is part of our general account. It earns interest at a specified rate we declare in advance. (See Appendix A for a discussion of the Fixed Account.) The value of amounts allocated to the variable Subaccounts is not guaranteed. Instead, any investment in the variable Subaccounts will go up or down with the performance of the Portfolios you select. You may lose money on investments in the variable Subaccounts.

Like most annuity contracts, different rules apply to the Contract before and after a Participant’s Annuity Commencement Date. Before a Participant’s Annuity Commencement Date, you may invest more money on behalf of that Participant (subject to the terms of the Plan). After the Annuity Commencement Date, the Participant will receive one or more annuity payments. The amount of money accumulated in the Contract before the Annuity Commencement Date has a major effect on the size of the payment(s) the Participant receives after the Annuity Commencement Date.

A description of how to purchase a Contract may be found on page 10 of this prospectus.

Charges and Deductions

We currently do not deduct any charges from your Deposits when received. We reserve the right to deduct premium tax charges from Deposits in the future.

We make deductions from the Account Value for administrative, insurance, and distribution expenses. First, for administrative services, we deduct an annual Administration Fee of $25 from each Participant account in four equal quarterly installments. Absent other instructions, this fee shall be deducted pro rata from the Investment Option(s) for each Participant account. Alternatively, you (the Contractowner) may elect to pay this fee independent of the Plan’s assets. To do so, you must send us Written Notice of your election. (This fee is also deducted on a full surrender.)

Second, if you surrender a Certificate or make a cash withdrawal, we may deduct a Surrender Charge. However, there is no Surrender Charge on “benefit withdrawals,” as described on p.17. This Surrender Charge is a percent of the amount withdrawn, based on the Contract Year. It only applies during the first five Contract Years. During the first Contract Year the fee is 5% of the amount withdrawn, decreasing to 4% in the next Contract Year, 3% in the third Contract Year, 2% in the fourth Contract Year, 1% in the fifth Contract Year, and 0% thereafter. (Surrenders and withdrawals from the Fixed Account that do not qualify as benefit withdrawals may also be subject to a Market Value Adjustment; see Appendix A.) We also deduct a Distribution Fee of the lesser of $25 or 2% of the amount of the transaction from each Participant-initiated withdrawal (defined in “Surrender Charge”) and each payment pursuant to a Qualified Domestic Relations Order.

Third, we deduct an Insurance and Financial Services Fee from the Variable Account assets on a daily basis. The daily fee is deducted at an annual rate of 1.70% to 2.00% of Variable Account assets depending on the Portfolio.

In addition, investment management fees, operating expenses, and in some cases 12b-1 fees are deducted from each Portfolio of the underlying mutual funds.

Inquiries

If you have questions about your Contract or need to make changes, contact your financial representative who sold you the Contract, or contact us at:

Standard Insurance Company

Retirement Plans Division

P.O. Box 711

Portland, Oregon 97207

Telephone: 800-262-7111

“Free Look” Period

In certain states, if for any reason you are not satisfied with the Contract, you may return it to us within 10 days after you receive it. If you cancel the Contract within this 10-day “free look” period, we will generally refund the Account Value; (plus any Fees and Expenses and any charges for premium taxes deducted before purchase payments were allocated to funding choices) and the Contract will be void from its effective date. (In some states, we will instead refund the full amount of deposits received.) To cancel the Contract, you must mail or deliver it either to our Home Office or to the registered agent who sold it within 10 days after you receive it. The “free look” period may be longer than 10 days where required by state law.

Table of Fees and Expenses

The following tables describe the fees and expenses you will pay when owning and surrendering the Contract.

The first table describes the fees and expenses you will pay at the time you partially or fully surrender the Contract or take a loan from the Contract, and for distributions from the Contracts.

Participant Transaction Expenses

	Contract Year	1	2	3	4	5	6
Surrender Charge (% of amount being withdrawn)[1]:	%	5	4	3	2	1	0

Distribution Fee: The lesser of $25 or 2% of the distribution for each occurrence.

Loan Fee[2]: Either a one-time fee of $125 or an annual fee of $50.

Qualified Domestic Relations Order Fee: $300

Premium Tax: 0 to 3.5%

The next table describes the fees and expenses you will pay periodically during the time you own the Contract, not including fees and expenses deducted by the funds you select.

Annual Administration Fee    $25 per participant

Annual Variable Account Expenses

(as a percentage of the average account value)

Maximum[3]
Insurance and Financial Services Fee:	2.00%

[1]	The Surrender Charge does not apply to benefit withdrawals. It will never exceed 9% of Deposits. See “Charges and Deductions” for more information.
[2]	Loan interest charged to the Participant is credited back to the Participant’s Account Value. The net interest rate charged to Participants is zero.
[3]	We reduce the fee by the amount of any administrative service or other revenue that we receive from the fund manager.

The next table shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2003 (before any fee waivers or expense reimbursements). Actual expenses may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses

(expenses that are deducted from portfolio assets, including management fees, distribution and/or service fees, 12b-1 fees, and other expenses)

Minimum	Maximum
0.18%	1.50%

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Surrender Charge, Distribution Fee, Administration Fee, and Insurance and Financial Services Fee.

The following tables give examples of expenses each Participant might pay indirectly, on a $10,000 deposit, assuming 5% annual return on assets and assuming the highest fees and expenses of any of the Portfolios. These examples do not reflect any premium tax charges, loan fees or QDRO fees. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

•	If you surrender the Certificate at the end of the applicable time period and it does not qualify as a benefit withdrawal, you would pay the following expenses:

1 Year	3 Years
$759.14	$1,063.87

•	If you surrender the Certificate at the end of the applicable time period and it does qualify as a benefit withdrawal, you would pay the following expenses:

1 Year	3 Years
$245.15	$737.97

These examples reflect the $25 annual Administration Fee as a deduction of 0.125% (annually) of assets in the variable Subaccounts (based on an anticipated average Participant Account Value of $20,000).

These examples do not represent past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% return is purely hypothetical. Actual returns (investment performance) will vary, and may be more or less than 5%.

The Contract is not available in all states. This prospectus does not offer to sell securities in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Financial Information

The financial statements of Standard Insurance Company are in the Statement of Additional Information. There is no condensed financial information for the Variable Account because, as of the date of this prospectus, the Variable Account had not commenced operations.

NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and the underlying mutual funds’ prospectuses carefully before investing. The requirements of your particular retirement plan, an endorsement to the Contract, or limitations or penalties imposed by the Internal Revenue Code (the “Code”) may impose limits or restrictions on deposits, surrenders, distributions or benefits, or on other provisions of the Contract. This prospectus does not describe these limitations or restrictions. (See “Federal Tax Matters”.)

For information concerning compensation paid for the sale of Contracts, see “Distribution of the Contracts.”

Standard Insurance Company

Standard Insurance Company offers a wide range of group and individual disability and annuity products, and group life, accidental death and dismemberment (“AD&D”) and dental insurance. Its largest business is the group long-term disability and group life insurance business. The Standard has earned a reputation for financial strength and fulfillment of its obligations and is dedicated to serving its customers.

The Standard was founded in 1906 as the Oregon Life Insurance Company. It became a mutual insurance company in 1929 and adopted its present name in 1946. In 1999, The Standard completed a demutualization process and is now a wholly-owned subsidiary of StanCorp Financial Group, Inc., a holding company for businesses that provide insurance, retirement, and investment products and services. The Standard is licensed in all states except New York and in the District of Columbia. In New York, The Standard’s affiliate, The Standard Life insurance Company of New York, is licensed to sell group disability, life, AD&D, and dental insurance products.

Published Ratings

We may publish (in advertisements, sales literature, and reports to Contractowners) the ratings and other information assigned to us by one or more of the following independent rating organizations: A. M. Best Company, Standard & Poor’s, Moody’s Investor Services, Inc. and Fitch, Inc. These ratings reflect each organization’s current opinion of an insurance company’s financial strength; they do not reflect the strength, performance, risk or safety (or lack thereof) of the variable Subaccounts. Financial strength ratings rate the claims paying ability of an insurance company.

Separate Account C – The Variable Account

On August 2, 1999, Separate Account C (the “Variable Account”) was established as an insurance company separate account under Oregon law. The variable Subaccounts are subaccounts or divisions of the Variable Account. The Variable Account is a segregated investment account, meaning that the portion of its assets equal to its reserves and other liabilities may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to each Subaccount are, in accordance with the Contract, credited to or charged against that Subaccount without regard to any other income, gains or losses of any other Subaccount or of The Standard. We do not guarantee the investment performance of the Variable Account or any Subaccount. Any investment gain or loss depends on the investment performance of the funds. Contractowners or Participants, as applicable, assume the full investment risk for all amounts placed in the Variable Account. The obligations under the Contract are obligations of the depositor, Standard Insurance Company.

The Variable Account is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (the “1940 Act”). It meets the definition of a “separate account” under the Federal securities law. The SEC does not supervise the Variable Account or The Standard.

Subject to the terms of the applicable Plan, Participants may choose the Subaccount(s) to which deposits are allocated. There is a separate Subaccount which corresponds to each Portfolio. Contractowners or Participants, as applicable, currently may change allocations without penalty or charges. (In the future, redemption fees may apply to short-term allocations.) Shares of the Portfolios will be sold at net asset value (see the Portfolios’ Prospectuses for an explanation of net asset value) to the Variable Account in order to fund the Contracts. The Portfolios generally are required to redeem their shares at net asset value upon our request. We reserve the right to add, delete or substitute Portfolios.

The Portfolios

Each Subaccount of the Variable Account invests exclusively in shares of a particular Portfolio. The assets of each Portfolio are separate from the assets of the other Portfolios. Thus, each Portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other Portfolio.

The investment objective of each Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the prospectuses of the Portfolios. You may call 800-262-7111 and request copies of the current fund prospectuses at any time. You should read the prospectuses carefully before investing.

Portfolio	Investment Adviser	Investment Objective
American Century Income & Growth VP Class I	American Century Investment Management, Inc.	Long-term capital appreciation
American Century Ultra VP Class I	American Century Investment Management, Inc.	Long-term capital growth
American Century Value VP Class I	American Century Investment Management, Inc.	Long-term capital growth
American Century Vista VP Class I	American Century Investment Management, Inc.	Long-term capital growth
Baron Capital Asset Fund Insurance Shares	BAMCO Shares	Growth of capital
Davis Value Portfolio VA	Davis Select Advisers, LP	Long-term capital appreciation
Delaware VIP Growth Opportunities Series	Delaware Management Company	Long-term capital appreciation
Delaware VIP Small Cap Value Series	Delaware Management Company	Capital appreciation
Delaware VIP International Value Equity Series	Meridian Investment Partners	Long-term growth without undue risk to principal
Dreyfus Investment Portfolios Small Cap Stock Index Service Shares	Dreyfus Investment Management	Track performance of Index that measures investment return of small cap stocks

Portfolio	Investment Adviser	Investment Objective
Federated Kaufmann Fund II — VIP	Federated Equity Management Company of Pennsylvania	Capital appreciation
Fidelity VIP Equity Income Initial Class	Fidelity Management & Research	Reasonable income with capital appreciation
Fidelity VIP Mid Cap Stock Initial Class	Fidelity Management & Research	Long-term capital growth
Fidelity VIP Investment Grade Bond Initial Class	Fidelity Management & Research	High level of current income consistent with preservation of capital
Franklin Rising Dividends Securities Class I	Franklin Advisory Services, LLC	Long-term capital appreciation
GE Investments U.S. Equity Fund VIT	GE Asset Management	Long-term capital growth
GE Investments Premier Growth Equity VIT	GE Asset Management	Long-term capital growth and future income
GE Investments Total Return VIT	GE Asset Management	Maximum income with preservation of capital
Goldman Sachs VIT Core US Equity	Goldman Sachs Asset Management LP	Long-term capital growth and dividend income
Goldman Sachs VIT Capital Growth	Goldman Sachs Asset Management LP	Long-term capital growth
Goldman Sachs VIT Mid Cap Value	Goldman Sachs Asset Management LP	Long-term capital appreciation
Goldman Sachs VIT Core Small Cap Equity	Goldman Sachs Asset Management LP	Long-term capital growth
Neuberger Berman AMT Fasciano Portfolio S	Neuberger Berman LLC	Long-term capital growth
Neuberger Berman AMT Regency Portfolio I	Neuberger Berman LLC	Growth of capital
PIMCO VIT Total Return Administrative Shares	Pacific Investment Management Company LLC	Maximum total return with preservation of capital
T. Rowe Price Blue Chip Growth VIP	T. Rowe Price Associates, Inc.	Long-term capital growth
T. Rowe Price Equity Income VIP	T. Rowe Price Associates, Inc.	Substantial dividend income and long-term capital growth
Vanguard VIF Diversified Value	Barrow, Hanley, Mewhinney & Strauss, Inc.	Long-term capital appreciation and income
Vanguard VIF Equity Index	The Vanguard Group	Track performance of benchmark index that measures investment return of large-cap stock
Vanguard VIF Capital Growth	PRIMECAP Management Company	Long-term capital appreciation
Vanguard VIF Mid Cap Index	Vanguard’s Quantitative Equity Group	Track performance of index that measures investment return of mid-cap stock
Vanguard VIF Small Company Growth	Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co. of Boston, MA	Long-term capital appreciation
Vanguard VIF Balanced Portfolio	Wellington Management Company, LLP	Long-term capital appreciation and reasonable current income
Vanguard VIF Total Bond Market Index	Vanguard Fixed Income Group	Track performance of broad market-weighted bond index
Vanguard VIF International	Schroeder Investment Management North America Inc. and Baillie Gifford Overseas LTD.	Long-term capital appreciation
WM VT Equity Income Class 1	WM Advisers, Inc.	Relatively high level of current income as well as long-term growth of income and capital
WM VT Mid Cap Stock Class 1	WM Advisers, Inc.	Long-term capital appreciation
WM VT Income Class 1	WM Advisers, Inc.	High level of current income with protection of capital
WM VT Strategic Asset Management Balanced Portfolio Class 1	WM Advisers, Inc.	Long-term capital growth and income
WM VT International Growth Class 1	WM Advisers, Inc.	Long-term capital appreciation

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain Portfolios available under the Contract are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the Portfolios available under the Contract may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios available under the Contract will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

We may receive payments or revenues from some or all of the Portfolios or their investment advisers, which will be applied to reduce the Insurance and Financial Services Fee with respect to these Portfolios. See “Insurance and Financial Services Fee.”

We will purchase shares of the Portfolios at net asset value and allocate them to the appropriate Subaccounts of the Variable Account. We will redeem sufficient shares of the appropriate Portfolios to pay annuity payments, death benefits, withdrawal proceeds, fees or for other purposes described in the Contract. If Contractowners or Participants desire to transfer all or part of their investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares in the other Subaccount.

Some Plans limit the Portfolios available to Participants.

The Contract

The Contract is a deferred group variable annuity. Your rights and benefits as owner of the Contract are described below and in the Contract. However, we reserve the right to modify the Contract to comply with any law or regulation, or to give you the benefit of any law or regulation, where permitted by state law.

There are various additional fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime income payments, are appropriate for your needs. Variable annuities provide tax-deferral when purchased outside of qualified plans. However, the tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan, since the plan would already provide tax deferral in most cases.

Purchase of Contracts

A prospective Contractowner wishing to purchase a Contract must apply for it through one of our authorized sales representatives. The completed application is sent to us and we decide whether to accept or reject it. Once the application is accepted, a Contract is prepared and executed by our legally authorized officers. See “Distribution of the Contracts.”

When we receive a completed application and all other information necessary for processing a purchase order, an initial Deposit will be priced no later than two Business Days after we receive the order. Information necessary for processing a Deposit includes the allocation of the Deposit among the Participant accounts, and the allocation among the Subaccounts for each Participant. If we receive Deposit amounts without allocation instructions, we will notify the Contractowner and direct the Deposit amounts for new Participants to a Pending Allocation Account until we receive all necessary information. As provided by the Plan, if we do not receive instructions from a Participant, we will accept instructions from a Plan fiduciary on the Participant’s behalf.

We will transfer the amounts in the Pending Allocation Account in accordance with allocation percentages elected on properly completed allocation instructions within two Business Days of receipt of such instructions, and allocate all future Deposits in accordance with these percentages until such time as we are notified of a change. If we do not receive properly completed instructions after we have sent three monthly notices, we will refund the Deposits in the Pending Allocation Account, together with earnings thereon (unless applicable ERISA requirements preclude return of earnings), for which no properly completed instructions have been received within 105 days of the day we receive the initial Deposit.

The annual Administration Fee will not apply to the Pending Allocation Account. Participants may not allocate Deposits to, make transfers to or from, take loans from, or make withdrawals from the Pending Allocation Account, except as set forth in the Contract.

When we have received your Deposit and have validated your crediting and allocation instructions, we will apply the Deposit for existing Participants pursuant to those instructions as of the Business Day of receipt and validation of all of the necessary information. Deposits are processed on Business Days only.

In order to purchase a group contract, the Plan on whose behalf the Contract will be held must be one of the qualified plans for which the Contracts are designed or a nonqualified deferred compensation arrangement. Also, depending on applicable law, a minimum number of Participants may be required to be participating in the Plan. The Standard may impose additional eligibility requirements; any such additional eligibility requirements will be applied in a nondiscriminatory manner.

Deposits

Deposits are payable to us at a frequency determined by the terms of the Plan. If Deposits stop, the Contract may remain in force as a paid-up Contract, subject to the termination provisions of Appendix B.

Payments may be resumed at any time until the Contract terminates. We reserve the right to reject any deposit at any time.

Deposits are placed into the Subaccounts, each of which invests in shares of its corresponding Portfolio, or the Fixed Account, according to a Contractowner’s or a Participant’s instructions. Deposits for each Participant may be allocated to a maximum of 20 Subaccounts, or to a maximum of 19 Subaccounts and the Fixed Account, unless we agree otherwise with the Contractowner.

Valuation of Accumulation Units

Accumulation Units will be valued as of the close of trading on each Business Day.

Accumulation Units. Deposits allocated to the Variable Account are converted into Accumulation Units. The number of Accumulation Units resulting from each Deposit is equal to the Deposit divided by the value of an Accumulation Unit for the Subaccount for the Valuation Period during which the Deposit is received at our Home Office and accepted by us. The Accumulation Unit value for each Subaccount was or will be arbitrarily established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Subaccount for any later Valuation Period is calculated by multiplying the value of that Accumulation Unit at the end of the prior Valuation Period by the Subaccount’s net investment factor for the Valuation Period. The value of an Accumulation Unit can go either up or down. The number of Accumulation Units credited to the Account Value will not be changed by any change in the dollar value of Accumulation Units in any Subaccount.

The net investment factor is used to determine the Accumulation Unit values for the end of a Valuation Period.

Net Investment Factor. For any Subaccount of the Variable Account, the net investment factor for a Valuation Period, before the Annuity Commencement Date, is (a) divided by (b), minus (c):

Where (a) is:

The net asset value per share of the underlying Portfolio held in the Subaccount, as of the end of the Valuation period; plus or minus the per-share amount of any dividend or capital gain distributions if the “ex-dividend” date occurs in the Valuation Period; plus or minus a per-share charge or credit as we may determine, as of the end of the Valuation period, for taxes.

Where (b) is:

The net asset value per share held in the Subaccount as of the end of the last prior Valuation Period.

Where (c) is:

The daily Insurance and Financial Services Fee times the number of calendar days in the current Valuation Period.

Account Value

A Participant’s Account Value prior to the Annuity Commencement Date is equal to:

(a) the Variable Account Value; plus

(b) the Fixed Account Value.

Variable Account Value. Variable Account Value is not guaranteed. It equals the sum of the values of the variable Subaccounts under the Contract. The value of each variable Subaccount is calculated on each Business Day.

Each Participant’s Variable Account Value is equal to the sum of that Participant’s value in each variable Subaccount. On any Business Day, the value of each variable Subaccount for a Participant equals:

(a) the value, if any, of the Subaccount on the previous Business Day, increased or decreased by its investment experience and daily charge (i.e., the number of Accumulation Units credited to that Participant in that Subaccount as of the previous Business Day, times the applicable Accumulation Unit Value as of that current Business Day); plus

(b) the amount of any Deposits allocated to the Subaccount since the previous Business Day (net of any premium taxes attributable to the Deposit); plus

(c) the amount of any transfers into the Subaccount since the previous Business Day; minus

(d) the amount of any withdrawals (including any Surrender Charge) from the Subaccount since the previous Business Day; minus

(e) the amount of any transfers out of the Subaccount since the previous Business Day (including any applicable transfer fee); minus

(f) the portion of the quarterly Administration Fee allocated to the Subaccount since the previous Business Day; minus

(g) the portion of any deduction for a loan fee, a Distribution Fee, or a Qualified Domestic Relations Order fee, or for premium taxes allocated to the Subaccount since the previous Business Day, or deducted from the Deposit.

Deductions (f) and (g) will be made from each Subaccount in the same proportion that the value of the Subaccount bears to the Participant Account Value.

Fixed Account Value. See Appendix A for a discussion of Fixed Account value.

Transfers

Prior to the Annuity Commencement Date (but not thereafter), the Participant or Contractowner may transfer all or a portion of Account Value from one Subaccount to another. A transfer involves the redemption of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values as of the Business Day we receive the transfer request (in good order).

Transfers shall be made by electronic communication, unless we have agreed to accept a request in writing or we have restricted transfer privileges as described in “Potential Limits on Transfers”. Written confirmation of all transfer requests will be mailed to the Contractowner or Participant, as applicable.

The Participant or Contractowner may also transfer all or any part of the Account Value from the Subaccount(s) to the Fixed Account, or from the Fixed Account to the various Subaccount(s).

Transfers (and withdrawals) from the Fixed Account may be subject to a Market Value Adjustment and/or delayed for up to six (6) months. See Appendix A.

A Contractowner or Participant thinking about a transfer of Account Value should consider the inherent risk involved. Frequent transfers based on short-term expectations (such as for attempted “market timing”) may increase the risk that a transfer will be made at an inopportune time.

We impose no transfer fee except any redemption fee required by the Portfolios. Generally, a redemption fee applies to the proceeds of mutual fund shares redeemed within five Business Days of purchase. Redemption proceeds of $2,500 or less may be exempt. Information on the fee imposed by each mutual fund Portfolio is available in the fund’s prospectus.

Transfers are not allowed after the Annuity Commencement Date (since only fixed annuity payments are available under the Contract). However, transfers are available after commencement of automatic partial withdrawals.

Potential Limits on Transfers

Frequent, large, programmed, or short-term transfers among the Subaccounts or between the Subaccounts and the Fixed Account (“Harmful Trading”) can cause risks with adverse effects for other Participants or Contractowners (and beneficiaries). These risks and harmful effects include: (1) dilution of the interests of long-term investors in a Subaccount if Deposits or transfers into a Subaccount are made at unit values that are below the true value, or surrenders or transfers out of the Subaccounts are made at unit values higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as causing the Portfolio to maintain a higher level of cash than would otherwise be the case, or causing a Portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay surrenders or transfers out of the Subaccount; and (3) increased brokerage and administrative expenses. These costs are borne by all Participants or Contractowners, including the long-term investors who do not cause or generate the costs.

We have developed policies and procedures with respect to market timing and other transfers and do not grant exceptions thereto. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect or halt all harmful trading. In addition, because other insurance companies or other qualified investors with different policies and procedures may invest in the Portfolios, we cannot guarantee that a Portfolio will not suffer harm from programmed, large or frequent transfers among subaccounts of variable products issued by these other insurance companies.

Under our market timing policy, we could modify transfer privileges for some or all of the Subaccounts. Modifications could include, but not be limited to, not accepting a transfer request from you, or from any person or asset allocation service on your behalf. We may also limit the amount that may be transferred into or out of any Subaccount at any one time. Currently, we restrict the method of making a transfer (i.e., we require that all transfers into a particular Subaccount be submitted on a paper form and we rescind telephone and internet privileges). Unless prohibited by the terms of the Contract, in the future we may also (but are not obligated to):

•	limit the dollar amount, number, and/or frequency of transfers;

•	require a holding period for some Subaccounts (e.g., prohibit transfers into a particular Subaccount within a specified period of time after a transfer out of that Subaccount);

•	impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the portfolios); or

•	impose other limitations or restrictions.

Automatic Rebalancer

A Participant may elect the Automatic Rebalancer service. If it is selected, we will periodically transfer a portion of the Participant’s Account Value to maintain an asset allocation that is consistent with current investment directives. Rebalancing will occur during May and November. Participation in the program may be terminated at any time.

An election to activate or deactivate the Automatic Rebalancer service may be made on our interactive voice response system or our Participant Website.

Annuity Payments

We offer only fixed annuity payments under this Contract. Fixed annuity payments remain fixed in amount throughout the payment period.

The amount of each annuity payment will depend on the age of the Annuitant and the sex of the Annuitant (except in the cases where unisex rates are required) as of the Annuity Commencement Date. A choice may be made to receive payments once each month, four times each year, or once each year. The Account Value used to effect annuity payments will be calculated as of the Annuity Commencement Date. After the Annuity Commencement Date, you may not change the annuity payment option.

Purchase of Annuities. Beginning with the Contract Date and until the date this Contract is subsequently terminated, you shall have the right to purchase annuities. “Premium” means the purchase amount.

To purchase annuities, you may do so by sending us a request for an annuity form which is (1) acceptable to us; (2) provided for under the terms of your Plan; and (3) authorized by the Plan Administrator.

We offer the following types of annuities:

•	Life Annuity – Monthly income payable for the life of the Annuitant only, with no payments after the Annuitant’s death.

•	Certain and Life Annuity – Monthly income payable for the life of the Annuitant with the provision that if the Annuitant should die after commencement of payments, but before the end of a certain period of 60, 120, or 180 months, as elected, payments will be continued for the remainder of the certain period to a designated beneficiary; PROVIDED, however, that the certain period election shall not extend beyond any applicable limit imposed by law.

•	Joint and Survivor Annuity – Monthly income payable for the life of the Annuitant, and thereafter for the life of a designated Contingent Annuitant. Monthly payments to the Contingent Annuitant may be: the same amount as, one-half of, or two-thirds of the monthly payments to the Annuitant, as you specify.

We may provide other annuity forms required by the Plan or requested by you and which are acceptable to us.

You must provide us with certain information, including the Participant, the purchase date, the form of annuity desired, the Annuity Commencement Date, the amount of payment or Premium (if other than the Participant’s Account Value), information about the Annuitant and (if applicable) the Contingent Annuitant and Beneficiary, and how often we should make payments.

The first annuity payment will be made as of the Annuity Commencement Date. You select the Annuity Commencement Date, subject to certain restrictions. Generally, payments from a qualified plan must commence by April 1 following the year in which occurs the later of the date you retire or attain age 70 1/2 (the required beginning date). If no selection is made, the Annuity Commencement Date will be the required beginning date, if applicable, or otherwise the later of the Annuitant’s age 85 or 10 years after the Contract’s effective date, or the date required by state law. You may change the Annuity Commencement Date by giving us Written Notice at least 30 days before the old Annuity Commencement Date (and at least 30 days before the new Annuity Commencement Date). An Annuity Commencement Date must be the first day of any calendar month.

In any case where we provide an annuity under this Contract, we will issue a Supplementary Contract to the named Annuitant describing the terms and conditions of the relationship created between the Annuitant and our Company, including any guarantees we undertake.

No annuity will be purchased if your funds or the Participant’s Account Value under this Contract are insufficient. We shall not be responsible for the lack of sufficient funds held under this Contract to purchase an annuity.

Annuity Purchase Rates. The annuity purchase rates are guaranteed to be at least as favorable as the amounts shown in the Table of Guaranteed Maximum Rates found in your Contract. If, at the time you purchase your annuity, we offer annuities on a more favorable basis than that guaranteed in the Contract, we will apply the more favorable rate. We reserve the right to modify the Table of Guaranteed Maximum Rates for benefits of Participants who enter the Plan after sixty (60) days Written Notice to you of such modification.

Annuity Payments. The amount of each annuity payment will depend on the age of the Annuitant and the sex of the Annuitant (except in the cases where unisex rates are required) as of the Annuity Commencement Date. A choice may be made to receive payments once each month, four times each year, or once each year. The Account Value used to effect annuity payments will be calculated as of the Annuity Commencement Date.

After the Annuity Commencement Date, you may not change the annuity payment option.

The total dollar amount of annuity payments to be made to an Annuitant cannot be predicted. There is a risk that this total payment amount will be less than the total Deposits and less than the Account Value at the time payments begin. The total payment amount depends on the date of the death of the Annuitant, and the date of death of the Contingent Annuitant for a Joint and Survivor Annuity. The closer the date of death is to the date the annuity payments begin, the more likely it is that the total payments will be less than the total deposits or the Account Value.

We may choose to pay the Account Value in cash if the annuity payment would be less than $100 annually. If the annuity option chosen results in annuity payments of less than $100 per month, the frequency will be changed so that annuity payments will be at least $100.

Once annuity payments have begun and we later discover that the age or sex of an annuitant or contingent annuitant has been misstated, the payment shall be adjusted based on the correct age and sex from the date payment began. If we underpaid, we will pay the underpaid amount in full with the next annuity payment. If we overpaid, we shall deduct the overpayments from future annuity payments until we are repaid in full.

No annuity option may be assigned or attached, except, if applicable, those benefits assigned or attached by a Qualified Domestic Relations Order under Section 414(p) of the Code, or pursuant to a Federal tax levy under Section 6331 of the Code.

If we receive proof that a person receiving annuity payments under this Contract is legally or mentally incompetent, the annuity payments may be made to any person deemed a legal representative by a court of competent jurisdiction or as otherwise provided by applicable state law.

We may, at any time, require proof that any payee under this Contract is living when payment is contingent upon survival of that payee.

After the Annuity Commencement Date, the Account Value may not be withdrawn, nor may the Supplementary Contract be surrendered.

Rights of Annuitants and Beneficiaries. The Annuitant may name the Beneficiary or Contingent Annuitant for any purchased annuity option. The Annuitant may change the Beneficiary at any time without the consent of the previous Beneficiary unless the previous designation provides otherwise. However, if the Annuitant is married, the Annuitant’s spouse must agree in writing to another person being named Beneficiary or Contingent Annuitant if required by the Plan or applicable law. The change is effective when written notice is received by us. The annuity option or the Contingent Annuitant may not be changed. The Beneficiary or the Contingent Annuitant does not have the right to name the Beneficiary.

If the Annuitant dies and there is no named Beneficiary living at the time of the Annuitant’s death, the Annuitant’s estate will be paid any remaining guaranteed annuity payments, under a period certain annuity option, in one lump sum. If the named Beneficiary is receiving guaranteed annuity payments and dies, the remaining annuity payments will be paid on one lump sum to the contingent Beneficiary if living at the time of the Beneficiary’s death. Payment will otherwise be made to the Beneficiary’s estate.

Death Benefits

If a Participant dies before the Annuity Commencement Date, a death benefit will be paid to the Participant’s designated Beneficiary as provided by the terms of the Plan. Unless otherwise provided, the death benefit is equal to the Participant’s Account Value less any outstanding loan balance. (No Surrender Charge, Administration Fee, or Market Value Adjustment is deducted from the death benefit.) The death benefit will be determined at the end of the Valuation Period during which both due proof of death and election of a form of benefit and any other required information have been received by The Standard.

A Participant may designate a Beneficiary during the life of the Participant as provided by the terms of the Plan. Unless otherwise stated in the Beneficiary designation, if there is more than one Beneficiary, they are presumed to share equally. The Participant may change any Beneficiary unless otherwise provided in the previous designation. A change of Beneficiary will revoke any previous designation. A change may be made by filing a written request with the Plan Administrator.

Unless otherwise provided in the Beneficiary designation, if any Beneficiary dies before the Participant, that Beneficiary’s interest will go to any other Beneficiaries named, according to their respective interests. If there are no Beneficiaries, the Beneficiary’s interest will pass to a contingent Beneficiary(s), if any. If no Beneficiary or contingent Beneficiary survives the Participant, the death benefit will be paid in one lump sum to the Participant’s estate.

Proof of death will be a certificate of death, a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us. All death benefit payments will be subject to the laws and regulations governing death benefits. In addition, no payment of death benefit will be allowed that does not satisfy the requirements of Section 401(a)(9) of the Code, if applicable.

The death benefit may be paid in a form permitted by this Contract and the Plan. If a lump sum settlement is elected, the proceeds will generally be paid within seven days of approval by us of the claim. This payment may be postponed as permitted by the 1940 Act. If no election regarding the form of the death benefit is made and the Plan does not designate a form of payment, payment will be made in the form of a lump sum.

Withdrawals

Withdrawals may be prohibited or restricted by the Plan or regulations applicable to the Plan, or both. The following generally describes only the Contract, and not any Plan or applicable law.

General. All withdrawal requests must be submitted to us on a paper form or electronically, as agreed by the Contractowner and The Standard. Withdrawals generally must be authorized by the Contractowner.

The Account Value available upon withdrawal is determined at the end of the Valuation Period during which the request for withdrawal is received at the Home Office. Withdrawal payments from the Variable

Account generally will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act. A Distribution Fee equal to the lesser of $25 or 2% of the transaction amount will apply to Participant-initiated withdrawals, annuity purchases, and payments pursuant to a Qualified Domestic Relations Order.

There may be Surrender Charges associated with withdrawal of Account Value (other than benefit withdrawals) during the first five Contract Years (and a Market Value Adjustment may apply to withdrawals from the Fixed Account; see Appendix A). Also, the Administration Fee will be deducted on a full surrender. See Charges and Deductions – below. You may specify that the Surrender Charge be deducted from the amount you request withdrawn or from the remaining Account Value. If you specify that the charge be deducted from the remaining Account Value, the amount of the total withdrawal will be increased according to a formula for calculating the impact of the applicable Surrender Charge percentage; consequently, the amount of the charge associated with that withdrawal will also increase.

The tax consequences of withdrawals are discussed later in this prospectus. See “Federal Tax Matters”.

The Contract or a Certificate will terminate when there is no applicable Account Value remaining. See the Contract for more information.

Automatic Partial Withdrawals. A Participant may also establish automatic partial withdrawals by submitting a one-time written request. These automatic partial withdrawals of a fixed dollar amount may be requested on a monthly, quarterly, or annual basis, provided each periodic payment is at least $100. Automatic partial withdrawals are only available before the Annuity Commencement Date. Withdrawals will continue until the Participant’s Account Value is exhausted, unless a written request to stop them earlier is submitted.

Automatic partial withdrawals are subject to all the other Contract provisions and terms. If an additional withdrawal is made from a Participant’s Account Value when automatic partial withdrawals are occurring, the automatic partial withdrawals will terminate automatically.

Automatic partial withdrawals may be subject to a 10% Federal tax penalty and to income tax. The Distribution Fee will be charge only once, at the beginning of a series of automatic partial withdrawals.

Withdrawal Restrictions Under Section 403(b) Plans. Restrictions apply to withdrawals from variable annuity contracts used as funding vehicles for Section 403(b) retirement plans. Section 403(b) of the Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. As required by Section 403(b), any Contract used for a Section 403(b) plan will prohibit distributions of:

(a) elective contributions made in years beginning after December 31, 1988;

(b) earnings on those contributions; and

(c) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989.

However, distributions of such amounts will be allowed upon:

(a) death of the employee;

(b) reaching age 59 1/2

(c) separation from service;

(d) disability; or

(e) financial hardship (except that income attributable to elective contributions may not be distributed in the case of hardship).

Transfers of all or a portion of a Participant’s Account Value to other options under the Plan are permitted, as described in “Transfers” and “Potential Limits on Transfers”.

Restrictions Under Qualified Plans

Other restrictions on surrenders and withdrawals or with respect to the election, commencement, or distributions of benefits may apply under qualified contracts or under the terms of the Plans for which Contracts are issued.

Loans

A Participant under a Plan that permits loans may apply for a loan under the Contract prior to such Participant’s Annuity Commencement Date. A Participant must complete a loan application and assign Account Value equal to the loan amount as security for the loan. We will transfer Account Value from the Subaccounts and the Fixed Account on a pro rata basis to a loan account.

The minimum loan amount can be no more than $1,000. A Participant may borrow up to the lesser of 50% of the Account Value or $50,000 taking into account all outstanding loans to the Participant under all plans of the employer. If the Participant has taken a loan during the preceding twelve-month period, the $50,000 maximum loan limit is reduced by the excess of the highest outstanding balance of loans during the preceding twelve-month period over the outstanding current loan balance.

During the time that the loan is outstanding, the Participant’s loan account will earn interest at the rate in effect for the Plan at the time of loan initiation, but at least the minimum allowed by state law. The same amount of interest will be credited back to the Participant’s Account Value. Loan payments of principal and interest must be paid in level amortized payments at least quarterly. The payments reduce the outstanding loan account balance and are invested according to current Participant allocation instructions in the Fixed Account and/or the Subaccounts. The loan must be repaid within five years unless it is being used to purchase a principal residence for the Participant, in which case the loan must be repaid within 20 years or less.

The amounts and terms of a Participant loan may be subject to the restrictions imposed under Code Section 72(p), Title I of ERISA, and any applicable Plan. Loans that are not established or repaid in accordance with Code Section 72(p) are treated as taxable distributions, may be subject to penalty tax, and may adversely affect the qualification of the Plan.

Delay of Payments

Contract proceeds from the Variable Account (for withdrawals, surrenders, transfers, loans, annuity payments, and death benefits) will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) when market trading is restricted or the SEC declares an emergency, and we cannot value Accumulation Units or the Portfolios cannot redeem shares; or (iii) when the SEC so orders to protect Contractowners or Participants.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a deposit and/or “freeze” or block your contract. If these laws apply in a particular situation, we would not be allowed to process any requests for surrenders, loans, or death benefits, make transfers, or continue making annuity payments. If a Contract is frozen, the Contract value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate Federal regulator. We may also be required to provide information about you and your Contract to government agencies or departments.

Assignment

Assignment, Pledge, or Transfer. You can assign, pledge, or transfer ownership of this Contract, but only if we have given you prior consent pursuant to a Written Notice and only if the assignment, pledge, or transfer complies with applicable state and Federal law. Such transactions may have tax consequences. In general, qualified Contracts may not be assigned, pledged, or transferred.

Commutation, Anticipation, or Encumbrance. Any payments or benefits provided for by this Contract shall not be subject to commutation, anticipation, encumbrance, or alienation by any person, individual, or institution entitled to such payments or benefits unless it complies with applicable state or Federal law and we have given you consent pursuant to a Written Notice prior to that transaction.

Seizure by Operation of Law. No payment or benefit provided by this Contract shall be seized, taken, appropriated, or applied by any legal or equitable process or operation of law to pay any debt or liability of any person entitled to such payments or benefits, except to the extent provided by applicable law and only if we have consented in a prior Written Notice.

Charges and Deductions

We do not deduct any charges from Deposits (except for any premium taxes charged in the Contractowner’s or Participant’s location). However, certain other charges are deducted to compensate us for providing the insurance benefits set forth in the Contract, for administering and distributing the Contract, for any applicable taxes, and for assuming certain risks in connection with the Contract. These charges are described below.

Surrender Charge

We may deduct a Surrender Charge if the Contractowner or Participant:

(a) makes partial withdrawals; or

(b) surrenders the Contract or Certificate,

except that there is no Surrender Charge on “benefit withdrawals.” Benefit withdrawals are:

(a) Participant-initiated withdrawals for purposes of financial hardship, termination of employment, retirement, disability, or death, each as defined by the Plan. Participant-initiated withdrawals also include the cash-out of the present value of a Participant’s Account Value if it is less than the amount specified in the Plan for payment without Participant consent.

(b) Participant-directed transfers of Account Value among Investment Options, if applicable;

(c) Loans to Participants, if applicable;

(d) Annuity purchases (i.e., continuing annuity payments); and

(e) Payments pursuant to a Qualified Domestic Relations Order (QDRO).

All other withdrawals, whether made by the Contractowner or a Participant, are “Contractowner withdrawals” and are subject to the Surrender Charge (and, if from the Fixed Amount, also subject to a Market Value Adjustment; see Appendix A.) Participant-initiated withdrawals or transfer requests directly or indirectly arising out of corporate acts such as spin-offs, divestitures, corporate relocations, layoffs, retirement incentive programs, partial or total Plan terminations, or the liberalization of Plan withdrawal or transfer rules, are all Contractowner withdrawals. Such payments are not treated as benefit withdrawals. In addition, a Surrender Charge may be assessed if we terminate the Contract.

The Surrender Charge is a percent of the amount withdrawn, based on the Contract Year (without respect to how long the Participant has been enrolled under the Contract or how many years elapsed between the applicable Deposit and the withdrawal), as specified in the following table.

Contract Year	Surrender Charge Percentage
1	5%
2	4%
3	3%
4	2%
5	1%
6 or greater	0%

We will deduct the Surrender Charge from the remaining Account Value, or from the amount paid if there is not enough value remaining. The Surrender Charge partially compensates us for sales expenses, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising, and other marketing and sales promotional activities. In no event will total Surrender Charges exceed 9% of a Participant’s Deposits.

The amounts we receive from the Surrender Charge may not be sufficient to cover distribution expenses. We expect to recover any deficiency from our general assets (which include amounts derived from the Insurance and Financial Services Fee, as described below).

Administration Fee

We deduct an annual Administration Fee of $25 from each Participant account in quarterly installments of $6.25 to cover expenses for administering the Contract. These expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and Contract changes, providing reports to Contractowners and Participants, and overhead costs. The Administration Fee shall be deducted from each Participant Account by reducing the number of Accumulation Units credited to that Account during the accumulation period.

Each calendar quarter, we will deduct the Administration Fee from the Account Value maintained on behalf of each Participant proportionately from the Participant’s Investment Options. The full Administration Fee will be deducted upon withdrawal of the entire Participant Account Value.

If you choose to pay the Administration Fee directly, you must give us Written Notice of your election. We will bill you after the end of each calendar quarter for an amount equal to the Administration Fee times the number of Participants on whose behalf Account Values are maintained as of the last day of the calendar quarter plus the number of Participants that have withdrawn their entire Account Values within that calendar quarter. You must pay the charges within thirty-one (31) days after the date on the statement, or we will deduct them as provided above. However, if this automatic deduction of Fees occurs twice within any twenty-four (24) month period, we may begin deducting fees from the assets in your Investment Options.

Insurance and Financial Services Fees

The Insurance and Financial Services Fee will be deducted from the Variable Account assets on a daily basis. (This type of fee may also be referred to as a “mortality and expense risk charge”).

The amount of the Insurance and Financial Services Fee will be a percentage, from 1.70% to 2.00%, of the average daily net assets in the Variable Account attributable to this group Contract, and will depend on the Portfolio(s) to which a Participant allocates his or her Deposits. The fee will reflect whether and to what extent the fund managers pay for certain administrative services or otherwise provide revenue to The Standard. The daily fee is the annual rate divided by the number of days in the calendar year.

Portfolio	Annual Fee Rate

American Century Income & Growth VP Class I	1.75%
American Century Ultra VP Class I	1.75
American Century Value VP Class I	1.75
American Century Vista VP Class I	1.75
Baron Capital Asset Fund Insurance Shares	1.70
Davis Value Portfolio VA	2.00
Delaware VIP Growth Opportunities Series	2.00
Delaware VIP Small Cap Value Series	2.00
Delaware VIP International Value Equity Series	2.00
Dreyfus Small Cap Stock Index Service Shares	1.75
Federated Kaufmann Fund II VIP	1.75
Fidelity VIP Equity Income Initial Class	2.00
Fidelity VIP Mid Cap Stock Initial Class	2.00
Fidelity VIP Investment Grade Bond Initial Class	2.00
Franklin Rising Dividends Securities Class I	2.00
GE Investments U.S. Equity Fund VIT	2.00
GE Investments Premier Growth Equity VIT	2.00
GE Investments Total Return VIT	2.00
Goldman Sachs VIT Core US Equity	2.00
Goldman Sachs VIT Capital Growth	2.00

Portfolio	Annual Fee Rate
Goldman Sachs VIT Mid Cap Value	2.00%
Goldman Sachs VIT Core Small Cap Equity	2.00
Neuberger Berman AMT Fasciano Portfolio S	1.75
Neuberger Berman AMT Regency Portfolio I	1.75
PIMCO VIT Total Return Administrative Shares	1.75
T. Rowe Price Equity Blue Chip Growth VIP	2.00
T. Rowe Price Equity Income VIP	2.00
Vanguard VIF Diversified Value	2.00
Vanguard VIF Equity Index	2.00
Vanguard VIF Capital Growth	2.00
Vanguard VIF Mid Cap Index	2.00
Vanguard VIF Small Company Growth	2.00
Vanguard VIF Balanced Portfolio	2.00
Vanguard VIF Total Bond Market Index	2.00
Vanguard VIF International	2.00
WM VT Equity Income Class 1	2.00
WM VT Mid Cap Stock Class 1	2.00
WM VT Income Class 1	2.00
WM VT Strategic Asset Management Balanced Portfolio Class 1	2.00
WM VT International Growth Class 1	2.00

This fee compensates us for financial services, record keeping, and distribution expenses. It also compensates us for assuming certain risks with respect to the Contracts. No Insurance and Financial Service Fee is deducted from the Fixed Account. We may realize a profit from this fee.

The Insurance and Financial Services Fee shown in the above table will be reduced by an Asset Based Discount shown in the table below. The applicable Asset Based Discount is based on the total assets in the Contract at the end of the prior business day.

Asset Balance Range (in Millions)	Annual Rate of Asset Based Discount
$0.0 – $2.5	0.0%
$2.5 – $5.0	0.16%
$5.0 – $8.0	0.36%
$8.0 – $12.0	0.41%
$12.0 and up	0.46%

The insurance risk we bear arises in part from our obligation to make monthly annuity payments regardless of how long all Annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in the Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation therefore relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur to provide the financial services under this Contract.

Transfer Fee

We impose no transfer fee except any redemption fee imposed by the underlying mutual fund Portfolios. Generally, a redemption fee applies to the proceeds of mutual fund shares redeemed within five Business Days of purchase. Redemption proceeds of $2,500 or less are generally exempt. Information on the fee imposed by each Portfolio is available in the fund’s prospectus.

Distribution Fee

We impose a Distribution Fee equal to the lesser of $25 or 2% of the transaction amount on Participant-initiated withdrawals, annuity purchases, and payments pursuant to a Qualified Domestic Relations Order.

Premium Taxes

We will deduct a charge for any premium taxes we incur. Depending on state and local law, premium taxes can be incurred when you make a Deposit. We may also choose to deduct premium taxes when Account Value is withdrawn or surrendered, or when annuity payments start. (The state premium tax rates currently range from 0% to 3.50%. Some local governments charge additional premium taxes.)

Loan Fees

A one-time fee of up to $125 or an annual fee of $50 may be charged to set up a loan. The fee will be deducted from your remaining Account Value at the time of the loan or annually.

Interest will be charged to the Participant at a rate established by the Plan at the time the loan is taken. The same amount of interest will be credited back to the Participant’s Account Value.

Qualified Domestic Relations Orders (QDROs)

If the Plan and we agree, we will impose a fee for the review and administration of a QDRO. The fee will be deducted from the Account Value of the affected Participant and/or the alternate payee and will equal $300.

Reduction in Charges for Certain Groups

We may reduce or waive the Insurance and Financial Services Fee, annual Administration Fee and Surrender Charge:

(a) when sale of the Contract may result in savings of sales or administrative expenses; or

(b) where the size and type of the group or level of Deposits may result in savings of administrative or insurance expenses.

We will not reduce or eliminate the Insurance and Financial Services Fee, quarterly Administration Fee, or Surrender Charges where such reduction or elimination will unfairly discriminate against any person.

Distribution of the Contracts

StanCorp Equities, Inc. (SEI) 1100 S.W. Sixth Avenue, Portland, OR 97204 is the principal underwriter and the distributor of the Contracts. SEI may enter into written sales agreements with various broker-dealers to aid in the distribution of the Contracts. A commission plus bonus compensation may be paid to broker-dealers in connection with sales of the Contracts. Bonus compensation, if any, will be based on the amount of Deposits received.

The maximum commission which could be paid to broker-dealers is 2% on the total Deposits received and 1% of assets each Contract year or an equivalent schedule. Broker-dealers, sales representatives and their managers may also be eligible for various cash benefits, such as bonuses, that we may provide jointly with SEI. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, broker-dealers or sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Contracts may help sales representatives and/or their managers qualify for such benefits. Broker-dealers, sales representatives, and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to broker-dealers may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to Participants or Contractowners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

Federal Tax Matters

The following discussion is general and is not intended as tax advice.

We do not intend to address the tax consequences resulting from all situations in which a person may be entitled to or may receive a distribution under a Contract. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. We have not assessed the likelihood of the continuation of the present Federal income tax laws or of their current interpretation by the Internal Revenue Service. Moreover, we have not attempted to consider any applicable state or other tax laws.

The Contract may be purchased on a non-tax-qualified basis (“non-qualified contract”) or as a qualified contract. Qualified contracts are designed for use with retirement plans entitled to special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”).

Qualified Contracts.

The tax rules applicable to a qualified contract vary according to the type of Plan and the terms and conditions of the Plan. The following events may cause adverse tax consequences.

(a) contributions in excess of specified limits;

(b) distributions prior to age 59 1/2 (subject to certain exceptions);

(c) distributions that do not conform to specified commencement and minimum distribution rules; and

(d) other circumstances specified in the Code.

We make no attempt to provide more than general information about the use of the Contract with the various types of retirement plans. The terms and conditions of the retirement plans may limit the rights otherwise available to you under a qualified contract. You are responsible for determining that contributions, distributions and other transactions with respect to the qualified contract comply with applicable law. If you are purchasing an annuity contract for use with any qualified retirement plan, you should consult your legal counsel and tax advisor regarding the suitability of the annuity contract.

Corporate Pension and Profit Sharing Plans. Section 401(a) of the Code permits employers to establish retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. Adverse tax or other legal consequences to the Plan, to the Participant or to both may result if this Contract is purchased by a Section 401(a) plan and later assigned or transferred to any individual.

Section 403(b) Plans. Under Code Section 403(b), public school systems and certain tax-exempt organizations may purchase annuity contracts for their employees. Generally, payments to Section 403(b) annuity contracts will be excluded from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. Under Section 403(b) annuity contracts, the following amounts may only be distributed upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship:

(a) elective contributions made in years beginning after December 31, 1988;

(b) earnings on those contributions; and

(c) earnings in such years on amounts held as of the last year beginning before January 1, 1989.

In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Deferred Compensation Plans. Section 457 of the Code provides for certain deferred compensation plans available with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. Under non-governmental plans, all amounts are subject to the claims of general creditors of the employer and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

Required Distributions. For qualified plans under Sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must begin by April 1 of the calendar year following the later of the calendar year in which the Plan Participant: (a) reaches age 70 1/2; or (b) retires. Distributions must be made in a specified form and manner. If the Participant is a “5 percent owner” (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Plan Participant reaches age 70 1/2.

Taxation of Annuities in General.

The following discussion assumes that the contract will qualify as an annuity contract for Federal income tax purposes. Section 72 of the Code governs taxation of annuities in general.

An owner of any deferred annuity contract who is not a natural person generally must include in income any increase in the excess of the account value over the owner’s “investment in the contract” during the taxable year. However, there are some exceptions to this rule, and you may wish to discuss these with your tax advisor.

An annuity owner who is a natural person generally is not taxed on any increase in the value of a contract until distribution occurs. Distribution could be either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., surrender or partial withdrawal) or in the form of annuity payments under the annuity payment method elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a lump sum payment or annuity payments) is taxed as ordinary income.

The following discussion applies to annuity contracts owned by natural persons.

Withdrawals. In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the total account value. The “investment in the contract” generally equals the portion, if any, of deposits paid with after-tax dollars (that is, deposits that were not excluded from the individual’s gross income). For qualified policies, the “investment in the contract” can be zero. Special rules may apply to a withdrawal from a qualified contract.

Generally, in the case of a partial withdrawal under a non-qualified contract before the annuity commencement date, amounts received are first treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the “investment in the contract” at that time. Any additional amount withdrawn is not taxable.

In the case of a full surrender under a non-qualified contract, the amount received generally will be taxable to the extent it exceeds the “investment in the contract”.

Annuity Payments. Although the tax consequences may vary depending on the annuity payment method elected under the contract, generally only the portion of the annuity payment that represents the amount by which the account value exceeds the “investment in the contract” will be taxed.

For fixed annuity payments, in general there is no tax on the portion of each annuity payment which reflects the ratio that the “investment in the contract” bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable.

In all other cases, after the “investment in the contract” is recovered, the full amount of any additional annuity payments is taxable.

Penalty Tax. In the case of a distribution from a non-qualified contract, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

(a) made on or after the taxpayer attains age 59 1/2;

(b) made as a result of an owner’s death or attributable to the taxpayer’s disability; or

(c) received in substantially equal periodic payments as a life annuity.

Other tax penalties may apply to distributions from a qualified contract.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. “Eligible rollover distributions” from Section 401(a) plans, 403(a), 403(b), and certain 457 plans are subject to mandatory Federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a “direct rollover” from the plan to another tax-qualified plan or IRA.

Transfers and Assignments.

A transfer or assignment of ownership of a Contract, or designation of an Annuitant or other Beneficiary who is not also the owner, may result in certain tax consequences to the Contractowner that are not discussed herein. If you are contemplating any such transfer, assignment or designation, you should contact a competent tax advisor with respect to the potential tax effects of such transaction.

Death Benefits.

Amounts may be distributed from a Contract because of the death of a Participant or an Annuitant. Generally, such amounts are includible in the income of the recipient as follows:

(a) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above; or

(b) if distributed under an annuity payment method, they are taxed in the same manner as annuity payments, as described above.

All Contracts.

As noted above, the foregoing comments about the Federal tax consequences under the Contract are not exhaustive, and special rules apply to other tax situations not discussed in this prospectus. Further, the Federal tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate tax and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contractowner or recipient of a distribution. A competent tax advisor should be consulted for further information.

Possible Changes in Taxation.

On October 22, 2004, the American Jobs Creation Act of 2004 was enacted. There is the possibility that the tax treatment of the Contract could change as a result of this legislation, future legislation or other means (such as U.S. Treasury Department regulations, Internal Revenue Service revenue rulings, and judicial decisions). It is possible that any change could be retroactive (that is, effective prior to the date of the change.) You should consult a tax advisor regarding such developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend this discussion as tax advice.

Historical Performance Data

We may advertise yields and total returns for the Subaccounts of the Variable Account. These figures are historical and are not intended to indicate future performance.

We calculate the total return of Subaccounts for Portfolios for various periods of time, including (a) one year; (b) five years; (c) ten years; and (d) the period starting when the Subaccount commenced operations.

The average annual total return is the annual compounded rate of return at which an initial investment of $1,000 would have grown to reach the redeemable value of that investment at the end of each of the various measurement periods. We may also disclose cumulative total returns and returns for various time periods. We may disclose performance figures that reflect the Surrender Charge, and also figures that assume the Contract is not surrendered and therefore do not reflect any Surrender Charge.

We may also disclose performance for periods beginning before the Subaccounts of the Variable Account commenced operations, based upon the actual performance of the underlying mutual fund portfolios adjusted to reflect the Contract’s and the Variable Account’s charges and deductions.

The Statement of Additional Information has more information about performance data calculations.

Voting Rights

To the extent required by law, we will vote shares of the Portfolios held by the Variable Account according to instructions received from persons having voting interests in those variable Subaccounts (generally the Contractowner). If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, or if we determine that we are allowed to vote the Portfolios’ shares in our own right, we may elect to do so. The mutual funds generally do not hold regular annual shareholder meetings.

The number of votes that you may direct to us to cast will be calculated separately for each variable Subaccount. We will determine that number by applying your percentage interest, if any, in a particular variable Subaccount to the total number of votes attributable to that variable Subaccount. Before the Annuity Commencement Date, you hold a voting interest in each variable Subaccount to which Account Value is allocated. In determining the number of votes, fractional shares will be recognized.

The number of votes for a Portfolio which are available will be determined as of the record date established by each mutual fund. Voting instructions will be solicited by written communication in accordance with procedures established by the mutual funds.

Portfolio shares attributable to Contracts for which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the variable Subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person having a voting interest in a variable Subaccount will receive proxy material, reports and other materials relating to the appropriate portfolio of the mutual funds.

Legal Proceedings

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

Financial Statements

Our financial statements (as well as the Auditors’ Reports thereon) are in the Statement of Additional Information.

There are no financial statements or condensed financial information for the Variable Account because, as of the date of this prospectus, it had not commenced operations.

Statement of Additional Information

A Statement of Additional Information (SAI) is available, which contains more details concerning the subjects discussed in this prospectus. The SAI is incorporated by reference into this prospectus and is legally a part of this prospectus. It is available at no charge by calling the number on the cover page or writing to us. For your convenience, we have included a form for that purpose.

The following is the table of contents for the Statement of Additional Information:

TO:	Standard Insurance Company
Retirement Plans Division, P9A
P.O. Box 711
Portland, OR 97207

Please send me a Statement of Additional Information for The Standard Advisor Group Variable Annuity Contract.

Name

Address

Telephone ( ) -

Appendix A: The Fixed Account

The Fixed Account is a funding choice that guarantees that the amount available for Participant-initiated transactions will be the net Deposits accumulated at a specified rate of interest. Actions by the Contractowner could result in a Market Value Adjustment being imposed on Participants’ Account Values. Interests in the Fixed Account are not registered under the Securities Act of 1933, and it is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC.

The Fixed Account is a part of our general account, which includes all of our assets other than those in any separate account. The Fixed Account may not be available in all states.

The Contractowner or Participant determines the allocation of Account Value to the Fixed Account. Before the Annuity Commencement Date, you may transfer all or part of the Account Value in the Fixed Account to one or more of the variable Subaccounts. After the Annuity Commencement Date, transfers out of the Fixed Account are not allowed. (See “Transfers”.)

Transfers and withdrawals from the Fixed Account may be delayed for up to six months and/or may be subject to a Market Value Adjustment (see below).

Fixed Account Value.

On any Business Day, a Participant’s Fixed Account value is equal to:

(a) the value of the Fixed Account on the previous Business Day; plus

(b) total interest credited on the value of the Fixed Account since the previous Business Day; plus

(c) the sum of all deposits (net of any applicable premium taxes) allocated to the Fixed Account since the previous Business Day; plus

(d) any amounts transferred into the Fixed Account since the previous Business Day; minus

(e) any amounts transferred out of the Fixed Account since the previous Business Day (including any transfer charge); minus

(f) the amount of any withdrawals (including withdrawal charges) allocated to the Fixed Account since the previous Business Day; minus

(g) the portion of any deduction for premium taxes allocated to the Fixed Account since the previous Business Day.

Interest Credits

The interest placement rate paid on transactions is announced in advance each month, reflecting The Standard’s current investment expectations. At the end of each quarter, a single investment cell will be formed. The new cell will be the sum of new deposits, transfers to the fund, interest and the maturity amount of a prior cell, less disbursements from the fund. However, if the new cell amount would otherwise be negative, the new cell amount will be zero and the excess negative amount will be deducted from the oldest cell. The interest rate paid on the new cell will be the weighted average of the three monthly placement rates. The weighted average interest rate for each cell is guaranteed until the cell matures in five years or is used to pay benefits to participants, if earlier. All participants in the plan earn the same interest rate, which is a weighted average of the interest rates of all cells. Interest is accrued daily and compounded quarterly.

A-1

Market Value Adjustment.

Prior to the maturity date, a Market Value Adjustment (“MVA”) will be charged on any Contractowner withdrawals from the Fixed Account or upon termination of this Investment Option or the Contract. Benefit withdrawals, described under Charges and Deductions, page 17, are not subject to an MVA. The amount of the MVA will be deducted from the gross amount to be disbursed. The MVA is defined as a market value factor times the Account Value to be withdrawn. The market value factor is the greater of zero or the ratio of:

1 –	Current Bond Price
Par Value of Bond

Current Bond Price equals the price of a bond:

a. issued with a maturity of 5 years;

b. bearing interest at the weighted average of the declared interest rates in effect as of the termination date; and

c. calculated to yield the Merrill Lynch Baa Intermediate Industrial Average for the week in which the notice of withdrawal is received.

The amount payable shall never be less than the minimum required under applicable state minimum nonforfeiture laws.

A-2

Appendix B: Termination

A group Contractowner may discontinue a group Contract at any time by giving Written Notice to The Standard. The Written Notice must specify a date on which termination shall be effective. However, the date chosen for termination cannot be earlier than thirty (30) days after we receive your Written Notice at our Home Office, unless we agree otherwise.

We may terminate this Contract at any time after we send the group Contractowner Written Notice. We may terminate the Contract for reasonable cause, which may include any one of the following circumstances:

1. if we believe you are not abiding by state and Federal law in connection with this Contract or the Plan;

2. if you have not rendered the performance necessary to comply with the terms of this Contract;

3. if the balance in all of your Investment Options has fallen below $100,000;

4. if the Internal Revenue Service disqualifies your Plan; or

5. if your Plan has not been adopted within a reasonable period of time.

Our Written Notice of termination to you shall specify an effective date. The date chosen shall be no sooner than 30 days after the date you receive Written Notice. We will allow you a reasonable period to remedy the reason for termination.

As of the date the Contract is discontinued, no additional Deposits will be accepted. We will continue to deduct fees until the balance in your Investment Options is zero.

You shall direct us, by Written Notice, how to dispose of your funds. You may receive either: (a) a single payment, or (b) a distribution of annuities or benefits as agreed to by you and us. Any distribution of funds may be subject to a Market Value Adjustment, Administration Fees, and a Surrender Charge.

Subject to applicable regulatory requirements, if a Contract is discontinued because it fails to qualify for special tax treatment under Code Section 401, 403, 414, or 457, the Account Value will be paid to the Contractowner or Participant, subject to the charges and restrictions applicable to a withdrawal of the entire Account Value. Participants will be given Written Notice.

In the event that The Standard ceases to offer the Contract to new purchasers, we may also deactivate a Contract by prohibiting additional Deposits and/or the addition of new Participants under the Contract. Contractowners will be given at least 90 days’ notice of deactivation of the Contract.

Standard Insurance Company

1100 SW Sixth Avenue

Portland OR 97204

800.858.5420

www. standard.com

Retirement products issued by Standard Insurance Company are distributed by StanCorp Equities, Inc.,

member NASD/SIPC. Both companies are subsidiaries of StanCorp Financial Group, Inc.

Statement of Additional Information

for

The Standard Advisor

Group Variable Annuity Contract

Issued Through

Separate Account C

Offered by

Standard Insurance Company

This statement of additional information (“SAI”) should be read in conjunction with the Prospectus of Separate Account C (the “Variable Account”) dated                     , 2004. You may obtain a copy of Separate Account C’s Prospectus on request and without charge. Please write Standard Insurance Company, Retirement Plans Division, P.O. Box 711, Portland, Oregon 97207 or call 1-800-262-7111.

The special terms used in this SAI are the ones defined in the Prospectus.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus for your Contract and the underlying mutual funds.

The date of this Statement of Additional Information is                     , 2004

In order to supplement the description in the prospectus, the following provides additional information about The Standard and the Contract, which may be of interest to a prospective purchaser.

Additional Contract Provisions

Your Responsibilities

Authority To Control And Manage. You (or person(s) you nominate) are the Plan Administrator who has the authority to control and manage the operation and administration of the Plan and Plan assets. We do not assume this responsibility.

Retain Legal And Accounting Advice. You must obtain your own legal and accounting advice concerning your Plan.

Meeting Legal Deadlines. You are responsible for meeting all filing deadlines with the IRS and the Department of Labor. This also includes securing and maintaining the qualified status of your Plan, if applicable. We are not responsible for payment of any damages, fines, or penalties for the acts or omissions of the Plan Administrator.

Assignment

Assignment, Pledge, Or Transfer. You can assign, pledge, or transfer ownership of the Contract, but only if we have given you prior consent pursuant to a Written Notice and only if the assignment, pledge, or transfer complies with applicable state and federal law.

Commutation, Anticipation, or Encumbrance. Any payments or benefits provided for by the Contract shall not be subject to commutation, anticipation, encumbrance, or alienation by any person, individual, or institution entitled to such payments or benefits unless it complies with applicable state or federal law and we have given you consent pursuant to a Written Notice prior to that transaction.

Seizure By Operation Of Law. Furthermore, no payment or benefit provided for by the Contract shall be seized, taken, appropriated, or applied by any legal or equitable process or operation of law to pay any debt or liability of any person entitled to such payments or benefits, except to the extent provided by applicable law and only if we have consented in a prior Written Notice.

Non-Waiver

Our failure to enforce any provision of the Contract at any time shall not affect our right, by doctrine of waiver, estoppel, or otherwise, to enforce that provision or any other provision at any other time.

Data Supplied By You

You shall furnish any information that we may reasonably require in order to administer the Contract. We will be permitted to rely conclusively upon any statement by you or information you provide. All statements that you make will, in the absence of fraud, be deemed representations and not warranties.

Entire Contract

The Group Annuity Contract, the attached Schedules and Endorsements, and the Contract Application, constitute the entire Contract between you, the Contractowner, and our Company. We are responsible for performing only those duties, obligations, and responsibilities specifically described in the Contract.

Amendment

Description. You and our Company may amend the Contract by mutual agreement. Such an Amendment must be signed by your authorized representative and our President or one of our Vice Presidents.

The Contract may be amended without the consent of any employee, Participant, or beneficiary of the Plan.

Authority To Sign. No other person has the authority to sign or amend the Contract, or waive any provision of the Contract on our behalf.

Modification

Modifications To Comply With Applicable Law. We may unilaterally modify any provision of the Contract without your consent in order to comply with applicable laws or regulations. However, we shall give you Written Notice of any such compliance changes.

Modifications We Propose. We may propose other modifications to the Contract which will be effective no sooner than sixty (60) days after we have given you Written Notice. You may reject our proposed modification by giving us Written Notice before it becomes effective.

Incontestability

We will not contest the Contract after the issue date.

Nonparticipation

The Contract does not participate in our surplus earnings or profits. We will not pay dividends on the Contract.

Independent Auditors

The financial statements of Standard Insurance Company appearing in this SAI and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Deloitte & Touche LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing. Financial statements for the Variable Account are not available, because the Variable Account has not commenced operations as of the date of this prospectus.

Books and Records

All accounts, books, records and other documents which are required to be maintained for the Variable Account are maintained by The Standard.

Distribution of the Contracts

StanCorp Equities, Inc. (SEI), 1100 SW Sixth Ave., Portland, OR 97204 acts as principal underwriter and distributor for the Contracts. SEI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. SEI is an affiliate of Standard Insurance Company.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but we reserve the right to discontinue the offering. Brokers who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of SEI, or broker-dealers having selling agreements with SEI.

We may pay sales commissions to broker-dealers up to an amount equal to 2% of the deposits paid and 1% annually of the assets held under a Contract, or the equivalent. We expect the broker-dealers to compensate registered representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges against the Contracts other than those described in the Prospectus. SEI has received no underwriting commissions for the last three fiscal years, because the Variable Account had not yet commenced operations.

Legal Matters

Marilyn R. Bishop, Assistant Vice President and Associate Counsel, Standard Insurance Company, has passed upon all matters relating to Oregon law pertaining to the Contracts, including the validity of the Contracts and the Company’s authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

Calculation of Variable Account and Adjusted Historic Portfolio Performance Data

We may advertise and disclose historic performance data for the Subaccounts, including standard annual total returns and nonstandard measures of performance of the Subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

Performance data is not available for the Separate Account because it is new and has no performance data of its own.

Average Annual Total Returns

Sales literature or advertisements may quote average annual total returns for one or more of the Subaccounts for various periods of time.

When a Subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period’s ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

We calculate the standard average annual total returns using Subaccount Accumulation Unit values that we calculate on each valuation day based on the performance of the Subaccount’s underlying portfolio, the deductions for the Insurance and Financial Services Fee, and the deductions for the Administration Fee and the Distribution Fee. The calculation assumes that we deduct a quarterly Administration Fee of $6.25 at the end of each calendar quarter. For purposes of calculating average annual total return, we use an average per-dollar per-day quarterly Administration Fee attributable to the hypothetical subaccount for the period. The calculation also assumes total surrender of the Contract at the end of the period for the return quotation and will take into account the Surrender Charge applicable to the Contract that we assess on surrenders of Account Value.

We calculate the standard average annual total return by the following formula:

T	=	((ERV/P)1/n) - 1

Where:

T	=	the average annual total return net of Subaccount recurring charges.
ERV	=	the ending redeemable value (net of any applicable withdrawal charge) of the hypothetical subaccount at the end of the period.
P	=	a hypothetical initial payment of $1,000.
n	=	the number of years in the period.

Non-Standard Subaccount Total Returns

Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any Surrender Charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical subaccount for the period with an ending value for the period that does not take into account any Surrender Charges or Distribution Fees.

We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

CT	=	(ERV/P) - 1

Where:

CT	=	the cumulative total return net of Subaccount recurring charges for the period.
ERV	=	the ending redeemable value of the hypothetical investment at the end of the period.
P	=	a hypothetical single payment of $1,000.

Adjusted Historic Portfolio Performance Data

Sales literature or advertisements may quote adjusted yields and total returns for the Portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic Portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

Effect of the Quarterly Administration Charge on Performance Data

We deduct an annual Administration Fee of $25 in quarterly installments of $6.25 from the Fixed Account and the Subaccounts. We base it on the proportion that the value of each such account bears to the total Account Value. For purposes of reflecting the quarterly Administration Fee in total return quotations, we convert the quarterly Administration Fee into a per-dollar per-day charge based on the average Account Value in the Subaccount for all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

Federal Tax Matters

General

The operations of the Variable Account form a part of, and are taxed with, the operations of The Standard under the Internal Revenue Code of 1986, as amended (the “code”). Investment income and realized net capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Accumulation Unit values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Contract. The Standard files as a life company for federal income tax purposes, and under existing federal income tax law, believes that Variable Account investment income and realized net capital gains are not taxed to the extent they are retained as part of the reserves under the contracts. Accordingly, The Standard does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore it does not intend to make any provision for such taxes. However, if changes in our tax filing status, the federal tax laws or interpretations thereof result in The Standard’s being taxed on income or gains attributable to the Variable Account, then The Standard may impose a charge against the Variable Account in order to make provision for payment of such taxes.

Qualified Plans

The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of Contracts with the various types of plans, based on The Standard’s understanding of the current federal tax laws as interpreted by the Internal Revenue Service. Purchasers of Contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisors as to the suitability of the plan and the Contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as Contractowners, Annuitants and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contract.

Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

Public School Systems and Section 501(c)(3) Organizations (403(b) Plans) Payments made to purchase annuity contracts by public school systems or certain Section 501(c)(3) organizations for their employees are excludable from the gross income of the employee to the extent that aggregate payments for the employee do not exceed the over-all limits for excludable contributions of Section 415 of the code or the limit on elective contributions. Furthermore, the investment results of the fund or series credited to the account are not taxable until benefits are received either in the form of annuity payouts or in a single sum.

If an employee’s individual account is surrendered, usually the full amount received would be includable in income for that year at ordinary rates.

Qualified Corporate Employee’s Pension and Profit-Sharing Trusts and Qualified Annuity Plans Payments made by a corporate employer and the increments on all payments for qualified corporate plans are not taxable as income to the employee until distributed. However, the employee may be required to include these amounts in gross income before distribution if the qualified plan or trust loses its qualification. Corporate plans qualified under Sections 401(a) or 403(a) of the code are subject to extensive rules, including limitations on maximum contributions or benefits.

Deferred Compensation (457) Plans Under Section 457 of the code, state and local governments and tax-exempt organizations may establish deferred compensation plans for employees and independent contractors (participants).

Plans of state or local governments must hold all assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries. The amounts deferred under such plans are taxable to the participant when distributed. The maximum deferral is generally $14,000 in 2005, $15,000 in 2006, and indexed thereafter. Additional amounts may be deferred by participants who have attained age 50 or are within three years of retirement.

While participants in 457 plans of tax exempt organizations may be permitted to specify the form of investment in which their plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors. The amounts deferred under such a plan are taxable as income to the participant when distributed or otherwise made available to the participant or beneficiary. The maximum amount which can be deferred is generally $14,000 in 2005, $15,000 in 2006, and indexed thereafter. Additional amounts may be deferred in the last three years before retirement.

Tax on Distributions from Qualified Contracts

The following rules generally apply to distributions from contracts purchased in connection with the plans discussed previously, other than deferred compensation plans.

The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee’s gross income (generally, the employee’s own nondeductible contributions) constitutes the investment in the contract. If a distribution is made in the form of annuity payouts, the employee’s investment in the contract (adjusted for certain refund provisions) divided by the life expectancy (or other period for which annuity payouts are expected to be made) constitutes a tax-free return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. All distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of the investment in the contract.

The amount by which the payment exceeds the investment in the contract (adjusted for any prior withdrawal) allocated to that payment, if any, will be taxed as ordinary income in the year of receipt. Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and nontaxable amounts (rather than as a distribution first of nontaxable amounts).

Distributions from qualified plans and 403(b) plans will be subject to a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements for the above plans, as well as for 457 plans, will result in a 50% excise tax. Various other adverse tax consequences may also be potentially applicable in certain circumstances to these types of plans.

Upon an employee’s death, the taxation of benefits payable to the beneficiary generally follows these same principles, subject to a variety of special rules.

Other Considerations

It should be understood that the foregoing comments about the federal tax consequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local or foreign tax laws. Finally, in recent years numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the contracts, a competent tax advisor should be consulted.

Addition, Deletion or Substitution of Investments

We cannot and do not guarantee that any of the Subaccounts will always be available for deposits, allocations, or transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another portfolio of the underlying mutual funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent the 1940 Act requires, substitutions of shares attributable to a Participant’s interest in a Subaccount will not be made without prior notice to you and the Participant and the SEC’s prior approval. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable annuity contracts on the basis of your requests.

We may establish new Subaccounts when, in our sole discretion, marketing, tax, investment or other conditions warrant. We may make any new Subaccounts available to existing Contractowners or Participants on a basis we determine. Each additional Subaccount will purchase shares in a Portfolio or other investment vehicle. We may also eliminate one or more Subaccounts, if in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event we eliminate any subaccount, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if we deem it to be in the best interests of persons having voting rights under the Contracts, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required, or (iii) combined with one or more other variable accounts. To the extent permitted by applicable law, we may also transfer the assets of the Variable Account associated with the Contracts to another account or accounts.

Other Information

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

Financial Statements

The financial statements of Standard Insurance Company appear on the following pages.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Standard Insurance Company

Portland, Oregon

We have audited the accompanying consolidated balance sheets of Standard Insurance Company as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Standard Insurance Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Portland, Oregon

December 6, 2004

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

STANDARD INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions)

	2003	2002	2001
Revenues:
Premiums	$1,604.0	$1,381.5	$1,231.6
Net investment income	426.2	371.9	341.1
Net capital gains (losses)	8.0	(20.2)	0.6
Other	6.0	5.8	5.1

Total revenues	2,044.2	1,739.0	1,578.4

Benefits and expenses:
Benefits to policyholders	1,293.7	1,115.9	1,016.9
Interest credited	75.0	72.9	78.7
Operating expenses	266.6	237.0	196.1
Commissions and bonuses	142.4	131.7	117.9
Premium taxes	24.5	22.9	22.1
Interest expense	4.6	—	—
Net increase in deferred acquisition costs and value of business acquired	(11.7)	(15.4)	(16.3)

Total benefits and expenses	1,795.1	1,565.0	1,415.4

Income before income taxes	249.1	174.0	163.0
Income taxes	86.9	61.7	57.8

Net income	162.2	112.3	105.2

Other comprehensive income, net of tax:
Unrealized capital gains on securities available for sale, net	15.6	114.6	28.1
Reclassification adjustment for capital (gains) losses included in net income, net	(2.6)	(0.6)	3.2

Total	13.0	114.0	31.3

Comprehensive income	$175.2	$226.3	$136.5

See Notes to Consolidated Financial Statements

STANDARD INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31

(Dollars in millions)

	2003	2002
ASSETS
Investments:
Investment securities	$4,518.9	$4,127.6
Commercial mortgage loans, net	2,311.2	1,978.8
Real estate, net	44.2	45.7
Policy loans	4.6	5.3

Total investments	6,878.9	6,157.4
Cash and cash equivalents	6.8	193.6
Premiums and other receivables	63.4	71.9
Accrued investment income	82.6	76.8
Amounts recoverable from reinsurers	871.2	873.8
Deferred acquisition costs and value of business acquired, net	199.9	190.4
Property and equipment, net	70.3	74.1
Due from affiliates	—	12.2
Other assets	29.1	26.4
Separate account assets	1,685.7	1,018.6

Total assets	$9,887.9	$8,695.2

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities:
Future policy benefits and claims	$4,289.3	$4,113.7
Other policyholder funds	2,100.2	1,864.4
Deferred tax liabilities	156.3	165.7
Due to affiliates	11.5	—
Short-term debt	2.5	0.1
Surplus note due to parent	200.0	—
Long-term debt	—	1.9
Other liabilities	151.5	155.1
Separate account liabilities	1,685.7	1,018.6

Total liabilities	8,597.0	7,319.5

Contingencies and commitments

Shareholder’s equity:
Common stock, no par, 1,000 shares authorized, issued and outstanding	783.1	783.1
Additional paid in capital	9.0	204.0
Accumulated other comprehensive income	160.1	147.1
Retained earnings	338.7	241.5

Total shareholder’s equity	1,290.9	1,375.7

Total liabilities and shareholder’s equity	$9,887.9	$8,695.2

See Notes to Consolidated Financial Statements

STANDARD INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

(In millions)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholder’s Equity
Balance, January 1, 2001	$783.1	$65.6	$1.8	$99.0	$949.5
Net income	—	—	—	105.2	105.2
Other comprehensive income, net of tax	—	—	31.3	—	31.3
Additional paid in capital	—	1.2	—	—	1.2
Dividends declared on common stock	—	(65.0)	—	(25.0)	(90.0)

Balance, December 31, 2001	783.1	1.8	33.1	179.2	997.2

Net income	—	—	—	112.3	112.3
Other comprehensive income, net of tax	—	—	114.0	—	114.0
Additional paid in capital	—	202.2	—	—	202.2
Dividends declared on common stock	—	—	—	(50.0)	(50.0)

Balance, December 31, 2002	783.1	204.0	147.1	241.5	1,375.7

Net income	—	—	—	162.2	162.2
Other comprehensive income, net of tax	—	—	13.0	—	13.0
Additional paid in capital	—	5.0	—	—	5.0
Extraordinary distribution	—	(200.0)	—	—	(200.0)
Dividends declared on common stock	—	—	—	(65.0)	(65.0)

Balance, December 31, 2003	$783.1	$9.0	$160.1	$338.7	$1,290.9

See Notes to Consolidated Financial Statements

STANDARD INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions)

	2003	2002	2001
Operating:
Net income	$162.2	$112.3	$105.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68.3	34.2	29.5
Deferral of acquisition costs and value of business acquired, net	(46.1)	(38.5)	(36.9)
Deferred income taxes	(16.6)	(14.6)	63.0
Changes in other assets and liabilities:
Trading securities	—	—	53.7
Receivables and accrued income	6.0	(15.0)	(29.5)
Future policy benefits and claims	175.6	205.9	171.4
Other, net	15.4	79.1	(54.8)

Net cash provided by operating activities	364.8	363.4	301.6

Investing:
Proceeds of investments sold, matured or repaid:
Fixed maturity securities—available-for-sale	561.2	346.9	508.5
Commercial mortgage loans	617.3	517.2	277.0
Real estate	3.5	5.7	17.6
Other investments	1.9	—	31.4
Costs of investments acquired or originated:
Fixed maturity securities—available-for-sale	(947.0)	(1,632.9)	(936.0)
Commercial mortgage loans	(949.5)	(509.1)	(396.1)
Real estate	(2.2)	(0.2)	(15.3)
Other investments	—	(1.8)	—
Property and equipment, net	(8.1)	(9.5)	(14.2)
Acquisition (disposition) of blocks of business, net	—	632.0	(137.2)

Net cash used in investing activities	(722.9)	(651.7)	(664.3)

Financing:
Policyholder fund deposits	1,141.4	826.4	806.5
Policyholder fund withdrawals	(905.6)	(690.9)	(610.7)
Short-term debt	2.4	—	—
Long-term debt	(1.9)	(0.1)	(0.1)
Surplus notes	200.0	—	—
Additional paid in capital	—	200.0	1.2
Extraordinary distribution	(200.0)	—	—
Dividends paid to shareholder	(65.0)	(50.0)	(90.0)

Net cash provided by financing activities	171.3	285.4	106.9

Decrease in cash and cash equivalents	(186.8)	(2.9)	(255.8)
Cash and cash equivalents, beginning of year	193.6	196.5	452.3

Cash and cash equivalents, end of year	$6.8	$193.6	$196.5

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$86.2	$70.1	$79.3
Income taxes	111.5	32.5	84.9

See Notes to Consolidated Financial Statements

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and principles of consolidation

Standard Insurance Company (the “Company”) was incorporated under the laws of the State of Oregon. The Company is a wholly owned subsidiary of StanCorp Financial Group, Inc. (“StanCorp”), a public company whose shares are traded on the New York Stock Exchange.

The Company underwrites group and individual disability insurance and annuity products, group life, accidental death and dismemberment (“AD&D”), and dental insurance. Founded in 1906, it is licensed in 49 states, the District of Columbia and the U.S. Territories of Guam and the Virgin Islands.

The consolidated financial statements include the Company and its subsidiary, Canyon Park Development Company, a 75% owned real estate joint venture partnership. All significant intercompany balances have been eliminated.

Basis of presentation and use of estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and require us to make estimates and assumptions that affect reported amounts of assets and liabilities and contingent assets and contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimates most susceptible to material changes due to significant judgment (the “critical accounting policies”) are those used in determining investment impairments, the reserves for future policy benefits and claims, deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”), and the provision for income taxes. The results of these estimates are critical because they affect our profitability and may affect key indicators used to measure the Company’s performance. These estimates have a material affect on our results of operations and financial condition.

Investments

For all investments, capital gains and losses are recognized using the specific identification method. Net investment income and capital gains and losses related to separate account assets and liabilities are included in the separate account assets and liabilities. For all investments, we record impairments when it is determined that the decline in fair value of an investment below its amortized cost basis is other than temporary. We reflect impairment charges in net capital gains or losses and permanently adjust the cost basis of the investment to reflect the impairment. Factors considered in evaluating whether a decline in value of fixed maturity securities is other than temporary include the length of time and the extent to which the fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, and the value of any security interest we may have collateralized in the investment. See “—Note 4, Investment Securities.”

For securities expected to be sold, an other than temporary impairment charge is recorded if we do not expect the realizable market value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, we continue to review the other than temporarily impaired securities for further potential impairment on an on-going basis.

Investment securities include fixed maturity securities. Fixed maturity securities are classified as available-for-sale and are carried at fair value on the Company’s balance sheets. Valuation adjustments are reported as net

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

increases or decreases to other comprehensive income (loss), net of tax, on the Company’s statements of income and comprehensive income.

Commercial mortgage loans are stated at amortized cost less a valuation allowance for uncollectible amounts.

Real estate held for investment is stated at cost less accumulated depreciation. Depreciation generally is provided on the straight-line method, with property lives varying from 30 to 40 years. Accumulated depreciation totaled $26.7 million and $22.1 million at December 31, 2003 and 2002, respectively. Real estate acquired in satisfaction of debt is held for sale. It is recorded at the lower of cost or fair value less estimated costs to sell and depreciated consistently with real estate held for investment.

Policy loans are stated at their aggregate unpaid principal balances and are secured by policy cash values.

Cash equivalents

Cash equivalents include investments purchased with original maturities at the time of acquisition of three months or less.

Deferred acquisition costs

Certain costs related to obtaining new business and acquiring business through reinsurance agreements have been deferred to accomplish matching against related future premiums or gross profits, as appropriate. We normally defer certain acquisition-related commissions and incentive payments, certain costs of policy issuance and underwriting, and certain printing costs. Assumptions used in developing DAC and amortization amounts each period include the amount of business in force, expected future persistency, withdrawals, interest rates, and profitability, which is significantly affected by premium renewal assumptions. These estimates are modified to reflect actual experience when appropriate. If actual persistency, withdrawals, interest rates, or profitability are inconsistent with our assumptions, we could be required to make adjustments to DAC and related amortization. The amortization of DAC is charged to current earnings to the extent it is determined that future premiums or gross profits are not adequate to cover the remaining amounts deferred. DAC totaled $99.2 million and $75.3 million at December 31, 2003 and 2002, respectively.

The following table sets forth income statement activity for DAC for the years ended December 31:

	2003	2002	2001
	(In millions)
Deferred	$46.0	$38.6	$35.7
Amortized	(19.9)	(18.0)	(16.1)

Net increase in deferred acquisition costs	$26.1	$20.6	$19.6

Value of business acquired

VOBA represents the discounted future profits of business assumed through reinsurance agreements. VOBA is amortized in proportion to future premiums or expected future profitability as appropriate. If actual premiums or future profitability are inconsistent with our assumptions, we could be required to make adjustments to VOBA and related amortization. For the VOBA associated with the Minnesota Life Insurance Company (“Minnesota

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Life”) block of business reinsured, the amortization period is up to 30 years. The VOBA associated with the Teachers Insurance and Annuity Association of America (“TIAA”) is comprised of two parts with differing amortization methods. The amortization periods are up to 10 years for VOBA that is amortized in proportion to premiums and up to 20 years for VOBA that is amortized in proportion to expected gross profits, although approximately 75% is expected to be amortized by year 5. The revenues and expenses generated by the assumed business are included in the Company’s financial statements. The following table reconciles VOBA and an intangible related to a marketing agreement with Minnesota Life for the years ended December 31:

	2003	2002	2001
	(In millions)
Balance at January 1	$115.1	$58.9	$61.0
Acquisition of business	—	61.4	—
Amortization	(14.4)	(5.2)	(2.1)

Balance at December 31	$100.7	$115.1	$58.9

The estimated net amortization of VOBA and an intangible for each of the next five years is as follows:

Amount
(In millions)
2004	$15.7
2005	9.2
2006	9.0
2007	7.9
2008	7.1

Property and equipment, net

The following table sets forth the major classifications of the Company’s property and equipment, and accumulated depreciation at December 31:

	2003	2002
	(In millions)
Home office properties	$96.3	$96.1
Office furniture and equipment	68.4	62.2
Leasehold improvements	5.5	5.0

Subtotal	170.2	163.3
Less: accumulated depreciation	99.9	89.2

Property and equipment, net	$70.3	$74.1

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation of property and equipment using the half year straight-line method over the estimated useful lives, which are generally 40 years for properties, and from three to ten years for equipment. Leasehold improvements are amortized over the estimated useful life of the asset, not to exceed the life of the lease. Depreciation expense for 2003, 2002, and 2001 was $11.8 million, $11.5 million and $8.9 million, respectively. The Company reviews property and equipment for impairment when circumstances or events indicate the carrying amount of the asset may not be recoverable and recognizes a charge to earnings if an asset is impaired.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Non-affiliated tenants leased approximately 41.8%, 44.1%, and 45.6% of the home office properties at December 31, 2003, 2002, and 2001, respectively. Income from the leases is included in net investment income.

Separate account

Separate account assets and liabilities represent segregated funds held for the exclusive benefit of contract holders. The activities of the account primarily relate to participant-directed 401(k) contracts. The Company charges the separate account asset management and plan administration fees associated with the contracts. Separate account assets and liabilities are carried at fair value.

Future policy benefits and claims

For most of our product lines, we establish and carry as a liability actuarially determined reserves that are calculated to meet our obligations for future policy benefits and claims. These reserves do not represent an exact calculation of our future benefit liabilities, but are instead estimates based on assumptions concerning a number of factors, including: the amount of premiums on existing business that we will receive in the future; the rate of return on assets we purchase with premiums received; expected number and duration of claims; expenses; and persistency, which is the measurement of the percentage of premiums remaining in force from year to year. In particular, our group and individual long term disability reserves are sensitive to assumptions regarding the following factors: claim incidence rates; claim termination rates; discount rates used to value expected future claim payments and premiums; persistency rates; the amount of the monthly benefit paid to the insured (less claim amounts recovered from reinsurers); expense rates, including inflation; historical delay in reporting of claims incurred; age and gender of the claimant, and for individual policies, occupation class of the claimant; year of issue for policy reserves or incurred date for claim reserves; time elapsed since disablement; and contract provisions and limitations.

Other policyholder funds

Other policyholder funds are liabilities for investment-type contracts and are based on the policy account balances including accumulated interest.

Recognition of premiums and benefits to policyholders

Premiums from group life, group and individual disability, and traditional life insurance contracts are recognized as revenue when due. Benefits and expenses are matched with recognized premiums to result in recognition of profits over the life of the contracts. The match is accomplished by recording a provision for future policy benefits and unpaid claims and claim adjustment expenses and by setting up and amortizing DAC. Investment-type contract premiums and other policy fee revenues consist of charges for policy administration and surrender charges assessed during the period. Charges related to services to be performed are deferred until earned. The amounts received in excess of premiums and fees are included in other policyholder funds in the balance sheet. Experience rated refunds are computed in accordance with the terms of the contracts with certain group policyholders and are accounted for as an adjustment to premiums.

Income taxes

The provision for income taxes includes amounts currently payable and deferred amounts that result from temporary differences between financial reporting and tax bases of assets and liabilities as measured by current tax rates. Income taxes also include estimated amounts provided for potential adjustments related to Internal

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue Service examinations of open years, generally when the tax law is unclear. Although estimated amounts are adjusted when appropriate, amounts required to be provided upon the settlement of an examination may differ from amounts previously estimated. At December 31, 2003, years open for audit by the Internal Revenue Service were 1996 through 2003. Currently, years open for audit by the Internal Revenue Service are 2002 and 2003.

Other comprehensive income

Other comprehensive income consists of the current increase or decrease in unrealized capital gains and losses on investment securities available-for-sale, net of the related tax effects. The following table sets forth unrealized capital gains and losses and adjustments for realized capital gains and losses at December 31:

	2003	2002	2001
	(In millions)
Increase in unrealized capital gains on securities available-for-sale, net	$24.2	$178.7	$44.0
Less: tax effects	8.6	64.1	15.9

Increase in unrealized capital gains on securities available-for-sale, net of tax	$15.6	$114.6	$28.1

Adjustment for realized capital (gains) losses, net	$(4.0)	$(1.0)	$5.1
Less: tax effects	(1.4)	(0.4)	1.9

Adjustment for realized capital (gains) losses, net of tax	$(2.6)	$(0.6)	$3.2

Stock-based compensation

The Company participates in two stock-based employee compensation plans that are sponsored by StanCorp. Prior to 2003, the Company accounted for those plans under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees, and related interpretations. Other than restricted stock, no stock-based employee compensation cost is reflected in net income prior to 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting (“SFAS”) No. 123, Accounting for Stock-Based Compensation prospectively to all employee awards granted, modified, or settled after January 1, 2003.

Awards under StanCorp’s plans vest over periods ranging from one to four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 and prior years is less than that which would have been recognized if the fair value based method had been applied to all awards since the first options were granted in 1999. The following table sets forth the effect on net income if the fair value based method had been applied to all outstanding and unvested awards for the years ended December 31:

	2003	2002	2001
	(In millions)
Net income, as reported	$162.2	$112.3	$105.2
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1.5	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3.7)	(4.5)	(2.6)

Pro forma net income	$160.0	$107.8	$102.6

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For purposes of determining the pro forma expense, the fair value of each option was estimated using the Black-Scholes option pricing model as of the grant date, with the following assumptions for the years ended December 31:

	2003	2002	2001
Dividend yield	0.74%	0.74%	0.70%
Expected stock price volatility	33.0	34.9	35.7
Risk-free interest rate	3.4	4.1	4.9
Expected option lives	6.5 years	6.5 years	9.1 years

Accounting pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to clarify different interpretations about the disclosures required of guarantors under FASB Statement No. 5, Accounting for Contingencies, and about the need for a guarantor to recognize an initial liability for its obligations under a guarantee.

In January 2003, the FASB released Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) which required that all primary beneficiaries of Variable Interest Entities (“VIEs”) consolidate that entity. FIN 46 was effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtained an interest after that date. It applied in the first fiscal year or interim period beginning after December 15, 2003, to VIEs in which an enterprise held a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in VIEs were required to apply the provisions of the interpretation in financial statements for periods ending after March 15, 2004. We were not the primary beneficiary in any unconsolidated VIEs at December 31, 2003.

The Company has certain interests in real estate low income housing partnerships that were established in previous years. Individually, these interests do not represent a significant subsidiary pursuant to the definition in FIN 46, nor do they meet the requirements for consolidation. The total equity investment in these interests approximated $11 million at December 31, 2003.

The Company fully guarantees the existing debt of a real estate joint venture in which a wholly owned subsidiary of StanCorp holds a 50% interest. The Company believes that the potential for loss under these arrangements is remote. Accordingly, the fair value of such obligations is not material.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. This SOP required, among other things, an insurance enterprise to make various determinations, such as qualification for separate account treatment, classification of securities in separate account arrangements not meeting the criteria of the SOP, significance of mortality and morbidity risk, adjustments to contract holder liabilities, and adjustments to estimated gross profits or margins to determine the cumulative effect of a change in accounting principle from adopting this SOP. This SOP was effective for financial statements for fiscal years beginning after December 15, 2003. This SOP did not have a material effect on the Company’s business, financial position, results of operations or cash flows.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In November 2003, the FASB Task Force reached a partial consensus under Emerging Issues Task Force (“EITF”) EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This EITF required certain quantitative and qualitative disclosures for securities accounted for under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, that were impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The portions of this EITF on which consensus was reached were effective for financial statements for fiscal years ending after December 15, 2003. Effective December 31, 2003, the required disclosures were included in the notes to the Company’s financial statements. The portions of this EITF on which consensus was not reached are not yet final. EITF 03-1 provides more specific guidelines related to SFAS 115 regarding when impairments need to be recognized through the income statement, as well as on the balance sheet. EITF 03-1 addresses whether a change in the interpretation of temporary impairments due to interest rate and credit spread moves is appropriate. Under EITF 03-1, companies that do not have the ability and intent to hold an asset with unrealized losses until recovery of fair value would be required to impair the asset. Impaired losses would flow through net income and accretion on the impaired assets would be recognized in investment income in later periods. Currently, FASB is considering whether a materiality threshold for recognizing impairment may be appropriate. The effective date for EITF 03-1 has been delayed until this determination is made. The Company is evaluating the potential financial statement effect of EITF 03-1.

In December 2003, the FASB released FASB 132R, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement incorporated all of the disclosure requirements of FASB Statement No. 132, Employers’ Disclosure about Pensions and other Postretirement Benefits and replaces the disclosure requirements in FASB Statement No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. The provisions of this statement were effective for fiscal years ending after December 15, 2003, while the interim-period disclosures required by this Statement were effective for interim periods beginning after December 15, 2003. Effective December 31, 2003, the required disclosures were included in the notes to the Company’s financial statements, while the interim period disclosures were reported starting in the first quarter of 2004.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) was enacted. At December 31, 2003, the Company elected to defer the recognition of the effect of the Act until specific authoritative guidance on accounting for the federal subsidy was issued by the FASB. In May 2004, Financial Accounting Standards Board Staff Position (“FSP”) No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, was issued. The FSP addressed the accounting and disclosure requirements resulting from the Act. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP was effective for the first interim or annual period beginning after June 15, 2004, with early adoption allowed. The Company elected early adoption during the second quarter of 2004.

2. Segments

We operate through three segments: Employee Benefits, Individual Insurance and Retirement Plans. Performance assessment and resource allocation are done at the segment level. The Employee Benefits segment sells group disability and life insurance, group dental insurance, and AD&D insurance. The Individual Insurance segment sells disability insurance and fixed-rate annuities, including life contingent annuities, to individuals. The Retirement Plans segment sells full-service 401(k), defined benefit, money purchase, profit sharing and deferred compensation plan products and services to small and medium-sized employers.

Amounts reported as “Other” primarily include net capital gains and losses on investments, return on capital not allocated to the product segments and interest on the surplus note.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables set forth select segment information at or for the years ended December 31:

	Employee Benefits	Individual Insurance	Retirement Plans	Other	Total
	(In millions)
2003:
Revenues:
Premiums	$1,495.3	$85.4	$23.3	$—	$1,604.0
Net investment income	253.2	109.3	56.1	7.6	426.2
Net capital gains	—	—	—	8.0	8.0
Other	5.7	0.3	—	—	6.0

Total revenues	1,754.2	195.0	79.4	15.6	2,044.2

Benefits and expenses:
Benefits to policyholders	1,210.9	75.0	7.8	—	1,293.7
Interest credited	4.9	36.1	34.0	—	75.0
Operating expenses	209.4	27.2	27.8	2.2	266.6
Commissions and bonuses	101.7	31.0	9.7	—	142.4
Premium taxes	23.5	1.0	—	—	24.5
Interest expense	—	—	—	4.6	4.6
Net (increase) decrease in deferred acquisition costs and value of business acquired	6.2	(12.7)	(5.2)	—	(11.7)

Total benefits and expenses	1,556.6	157.6	74.1	6.8	1,795.1

Income before income taxes	$197.6	$37.4	$5.3	$8.8	$249.1

Total assets	$4,466.8	$2,701.2	$2,606.4	$113.5	$9,887.9

2002:
Revenues:
Premiums	$1,282.5	$80.0	$19.0	$—	$1,381.5
Net investment income	206.5	107.0	52.9	5.5	371.9
Net capital losses	—	—	—	(20.2)	(20.2)
Other	5.4	0.4	—	—	5.8

Total revenues	1,494.4	187.4	71.9	(14.7)	1,739.0

Benefits and expenses:
Benefits to policyholders	1,028.2	79.8	7.9	—	1,115.9
Interest credited	4.7	35.1	32.5	0.6	72.9
Operating expenses	183.8	24.0	27.0	2.2	237.0
Commissions and bonuses	97.9	27.3	6.5	—	131.7
Premium taxes	22.3	0.6	—	—	22.9
Net increase in deferred acquisition costs and value of business acquired	(2.3)	(11.1)	(2.0)	—	(15.4)

Total benefits and expenses	1,334.6	155.7	71.9	2.8	1,565.0

Income (loss) before income taxes	$159.8	$31.7	$—	$(17.5)	$174.0

Total assets	$3,752.7	$2,763.8	$1,897.9	$280.8	$8,695.2

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Employee Benefits	Individual Insurance	Retirement Plans	Other	Total
	(In millions)
2001:
Revenues:
Premiums	$1,129.4	$81.2	$21.0	$—	$1,231.6
Net investment income	186.7	98.9	52.1	3.4	341.1
Net capital gains (losses)	—	—	—	0.6	0.6
Other	4.3	0.8	—	—	5.1

Total revenues	1,320.4	180.9	73.1	4.0	1,578.4

Benefits and expenses:
Benefits to policyholders	921.5	85.6	9.8	—	1,016.9
Interest credited	10.3	32.8	35.2	0.4	78.7
Operating expenses	148.1	22.9	23.6	1.5	196.1
Commissions and bonuses	89.7	22.6	5.6	—	117.9
Premium taxes	20.5	1.6	—	—	22.1
Net increase in deferred acquisition costs and value of business acquired	(3.6)	(11.8)	(0.9)	—	(16.3)

Total benefits and expenses	1,186.5	153.7	73.3	1.9	1,415.4

Income (loss) before income taxes	$133.9	$27.2	$(0.2)	$2.1	$163.0

Total assets	$2,793.7	$2,339.0	$1,739.6	$332.6	$7,204.9

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3. Fair Value of Financial Instruments

The following table sets forth carrying amounts and estimated fair values for financial instruments at December 31:

	2003		2002
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
	(In millions)
Investments:
Investment securities	$4,518.9	$4,518.9	$4,127.6	$4,127.6
Commercial mortgage loans, net	2,431.7	2,311.2	2,174.9	1,978.8
Policy loans	4.6	4.6	5.3	5.3

Liabilities:
Total other policyholder funds, investment type contracts	$1,752.8	$1,764.6	$1,524.7	$1,532.3
Long-term debt	200.0	200.0	1.9	1.9

Investments

The fair values of investment securities were based on quoted market prices, where available, or on values obtained from independent pricing services. The fair values of commercial mortgage loans were estimated using

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

option adjusted valuation discount rates. The carrying values of policy loans approximate fair values. While potentially financial instruments, policy loans are an integral component of the insurance contract and have no maturity date.

Liabilities

The fair values of other policyholder funds that are investment-type contracts were estimated using discounted cash flows at the then-prevailing interest rates offered for similar contracts or as the amounts payable on demand less surrender charges at the balance sheet date. The fair value for long-term debt was based on quoted market prices.

4. Investment Securities

The following table sets forth amortized cost and estimated fair values of investment securities available-for-sale at December 31:

	2003
	Amortized Cost	Unrealized Estimated		Estimated Fair Value
		Gains	Losses
	(In millions)
Available-for-sale:
U.S. government and agency bonds	$376.4	$19.3	$1.1	$394.6
Bonds of states and political subdivisions of the U.S.	89.8	6.4	0.6	95.6
Foreign government bonds	25.5	1.5	—	27.0
Corporate bonds	3,773.2	236.6	8.1	4,001.7

Total investment securities	$4,264.9	$263.8	$9.8	$4,518.9

	2002
	Amortized Cost	Unrealized Estimated		Estimated Fair Value
		Gains	Losses
	(In millions)
Available-for-sale:
U.S. government and agency bonds	$271.5	$24.0	$0.1	$295.4
Bonds of states and political subdivisions of the U.S.	166.2	10.2	—	176.4
Foreign government bonds	25.6	2.1	—	27.7
Corporate bonds	3,432.8	217.5	22.2	3,628.1

Total investment securities	$3,896.1	$253.8	$22.3	$4,127.6

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the contractual maturities of investment securities available-for-sale at December 31:

	2003		2002
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)
Available-for-sale:
Due in 1 year or less	$215.8	$220.2	$217.6	$220.8
Due 1-5 years	1,307.5	1,401.5	1,243.3	1,315.9
Due 5-10 years	1,645.6	1,736.9	1,442.4	1,533.1
Due after 10 years	1,096.0	1,160.3	992.8	1,057.8

Total investment securities	$4,264.9	$4,518.9	$3,896.1	$4,127.6

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Callable bonds represent 1.86%, or $83.7 million, of our fixed maturity securities.

The following table sets forth net investment income summarized by type of investment for the years ended December 31:

	2003	2002	2001
	(In millions)
Investment securities:
Available-for-sale	$253.5	$198.4	$173.7
Trading	—	—	0.6
Commercial mortgage loans	174.2	173.5	164.0
Real estate	5.9	6.5	5.4
Policy loans	0.3	0.4	0.5
Other	1.4	2.6	7.3

Gross investment income	435.3	381.4	351.5
Investment expenses	(9.1)	(9.5)	(10.4)

Net investment income	$426.2	$371.9	$341.1

The following table sets forth capital gains (losses) for the years ended December 31:

	2003	2002	2001
	(In millions)
Gains:
Investment securities available-for-sale	$12.3	$3.1	$8.7
Commercial mortgage loans	—	12.7	2.3
Real estate	1.9	1.0	2.5

Gross capital gains	14.2	16.8	13.5

Losses:
Investment securities available-for-sale	(6.2)	(37.0)	(12.7)
Real estate	—	—	(0.2)

Gross capital losses	(6.2)	(37.0)	(12.9)

Net capital gains (losses)	$8.0	$(20.2)	$0.6

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Securities deposited for the benefit of policyholders in various states, in accordance with state regulations, amounted to $5.9 million and $4.6 million at December 31, 2003 and 2002, respectively.

The following table sets forth our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Aging
	December 31, 2003	Less than 12 months	12 or more months
	(In millions)
Debt securities:
Aggregate unrealized losses	$(9.8)	$(9.3)	$(0.5)
Aggregate FMV of securities with unrealized losses	524.3	513.0	11.3

A permanent impairment is recognized on a security if its market value falls below 80% of its book value for 6 months or longer, and/or it is determined that the value will not recover. During the 6 month period, or as long as the holding is valued below 80% of its book value, the holding is watched for potential permanent impairment. At December 31, 2003, we held two issues that had market values below 80% of their book values. Both subsequently recovered to values above the 80% threshold.

5. Commercial Mortgage Loans, Net

The Company underwrites commercial mortgage loans and requires collateral on either a partial or full recourse basis. Although the Company underwrites commercial mortgage loans throughout the United States, commercial mortgage loans in California represent a concentration of credit risk. The following table sets forth the geographic concentration of commercial mortgage loans at December 31:

	2003		2002
	Amount	Percent	Amount	Percent
	(Dollars in millions)
California	$854.3	37.0%	$761.8	38.5%
Texas	195.3	8.4	157.3	7.9
Oregon	112.4	4.9	111.9	5.7
Florida	106.6	4.6	95.7	4.8
Other	1,042.6	45.1	852.1	43.1

Total commercial mortgage loans	$2,311.2	100.0%	$1,978.8	100.0%

The commercial mortgage loan valuation allowance is estimated based on evaluating known and inherent risks in the loan portfolio. The allowance is based on management’s analysis of factors including changes in the size and composition of the loan portfolio, actual loan loss experience, economic conditions, and individual loan analysis. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due, including principal and interest. Loan impairment is measured using discounted cash flows except when the current fair value, reduced by costs to sell, is determinable. Loans that are deemed uncollectible are written off against the allowance, and recoveries, if any, are credited to the allowance. Commercial mortgage loans foreclosed and transferred to real estate were $1.6 million for 2003. There was no charge against the valuation allowance for the foreclosure in 2003. There were no commercial mortgage loans foreclosed and transferred to real estate in 2002. There were no commercial mortgage loans more than 60 days delinquent or in the process of foreclosure at December 31, 2003 and 2002.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth commercial mortgage loan valuation and allowance provisions for the years ended December 31:

	2003	2002	2001
	(In millions)
Balance at beginning of the year	$4.0	$3.6	$4.4
Provision (recapture)	(1.4)	0.4	(0.7)
Net amount written off	—	—	(0.1)

Balance at end of the year	$2.6	$4.0	$3.6

6. Liability for Unpaid Claims, Claims Adjustment Expenses, and Other Policyholder Funds

The liability for unpaid claims includes claims adjustment expenses, and other policyholder funds include liabilities for insurance offered on products such as group long term and short term disability, individual disability, group dental, and group AD&D. The liability for unpaid claims and claim adjustment expenses is included in future policy benefits and claims in the Company’s balance sheets. The following table sets forth the change in the liabilities for unpaid claims and claim adjustment expenses for the years ended December 31:

	2003	2002	2001
	(In millions)
Balance, beginning of year	$2,704.3	$1,919.2	$1,751.9
Liabilities acquired(1)	—	623.9	—
Less: reinsurance recoverable	(3.1)	(2.4)	(3.3)

Net balance, beginning of year	2,701.2	2,540.7	1,748.6

Incurred related to:
Current year	885.0	794.4	702.8
Prior years	(2.1)	(0.7)	29.4

Total incurred	882.9	793.7	732.2

Paid related to:
Current year	(234.1)	(231.9)	(220.4)
Prior years	(525.4)	(401.1)	(343.8)

Total paid	(759.5)	(633.0)	(564.2)

Net balance, end of year	2,824.6	2,701.4	1,916.6
Plus: reinsurance recoverable	3.9	2.9	2.6

Balance, end of year	$2,828.5	$2,704.3	$1,919.2

(1)	Effective October 1, 2002, the Company entered into a reinsurance agreement with TIAA.

Other policyholder funds at December 31, 2003 and 2002, included $818.1 million and $710.5 million, respectively, of employer-sponsored defined contribution and benefit plans deposits, and $776.5 million and $655.5 million, respectively, of individual deferred annuity deposits.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Long-term Debt

The following table sets forth the Company’s long-term debt at December 31:

	2003	2002
	(In millions)
Long-term debt:
Surplus notes	$200.0	$—
Other long-term borrowings	—	1.9

Total long-term debt	$200.0	$1.9

At December 31, 2002, the Company had $1.9 million in long-term debt related to the Canyon Park Joint Venture that was scheduled to be repaid by June 2004. At December 31, 2003, this debt was properly classified as short-term. In August 2003, the Company issued to its parent company a subordinated Surplus Note for $200 million. Interest is payable annually, subject to approval by the State of Oregon, and the scheduled maturity date is August 31, 2018.

8. Income Taxes

The provision for income taxes was as follows for the years ended December 31:

	2003	2002	2001
	(In millions)
Current	$103.6	$76.2	$(5.1)
Deferred	(16.7)	(14.5)	62.9

Total income taxes	$86.9	$61.7	$57.8

The difference between taxes calculated as if the statutory federal tax rate of 35% was applied to income before income taxes and the recorded tax expense is reconciled as follows:

	2003	2002	2001
	(In millions)
Tax at corporate federal rate of 35%	$87.1	$60.9	$57.0
Increase (decrease) in rate resulting from:
Tax exempt interest	(0.5)	(0.6)	(1.0)
Dividend received deduction	(0.7)	(0.6)	(0.4)
State income taxes, net of federal benefit	3.5	1.0	1.4
Uncertainties and adjustments	(1.4)	2.1	2.7
Other	(1.1)	(1.1)	(1.9)

Total income taxes	$86.9	$61.7	$57.8

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The tax effect of temporary differences that gave rise to significant portions of the net deferred tax liability was as follows at December 31:

	2003	2002
	(In millions)
Policyholder liabilities	$3.7	$5.7
Deferred acquisition costs on disposal of block of business	3.9	3.9
Retirement Plans for employees	4.8	5.8

Total deferred tax assets	12.4	15.4

Investments	21.7	37.4
Net unrealized capital gains	89.7	82.5
Policyholder liabilities	—	—
Deferred policy acquisition costs	49.6	54.9
Other	7.7	6.3

Total deferred tax liabilities	168.7	181.1

Net deferred tax liability	$156.3	$165.7

9. Pension Benefits

The Company has two non-contributory defined benefit pension plans: the employee pension plan and the agent pension plan. The employee pension plan is for all eligible employees of StanCorp and its subsidiaries. The agent pension plan, which is frozen, is for field employees and agents. Both plans are sponsored and administered by the Company. The defined benefit pension plans provide benefits based on years of service and final average pay. During 2003, several changes were made to the employee pension plan. These included limiting future participation in the plan and reducing future benefit levels.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company uses a December 31 measurement date for all plans. The following table provides a reconciliation of the changes in the pension plans’ projected benefit obligations, fair value of assets and the funded status for the years ended December 31:

	2003	2002
	(In millions)
Change in benefit obligation:
Projected benefit obligation at beginning of year	$139.7	$112.9
Service cost	5.1	7.2
Interest cost	9.0	9.0
Amendments	(4.4)	—
Actuarial loss	7.1	14.0
Benefits paid	(3.6)	(3.4)

Projected benefit obligation at end of year	152.9	139.7

Change in plan assets:
Fair value of plan assets at beginning of year	121.3	129.0
Actual gain (loss) on plan assets	19.2	(7.1)
Employer contributions	11.5	3.0
Benefits paid and estimated expenses	(3.8)	(3.6)

Fair value of plan assets at end of year	148.2	121.3

Funded status	(4.7)	(18.4)
Unrecognized net transition asset	(0.6)	(0.8)
Unrecognized net actuarial loss	23.9	25.8
Unrecognized prior service cost	(3.5)	0.5

Prepaid benefit cost	$15.1	$7.1

Amounts recognized in the balance sheets consist of:

	2003	2002
	(In millions)
Prepaid benefit cost	$15.1	$7.1
Accrued benefit cost	—	—

Net amount recognized	$15.1	$7.1

A minimum pension liability adjustment is required when the actuarial present value of the accumulated benefit obligation exceeds plan assets. The plan assets of our plans exceed the accumulated benefit obligation. The following table summarizes the projected and accumulated benefit obligations and the fair value of assets for our plans for the years ended December 31:

	2003	2002
	(In millions)
Projected benefit obligation	$152.9	$139.7
Accumulated benefit obligation	130.1	109.5
Fair value of assets	148.2	121.3

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Plan assets

The following table sets forth the Company’s weighted average asset allocations for defined benefit pension plans for the years ended December 31:

		2003	2002
	Target Allocation	Percentage of Plan Assets
Asset Category:
Equity securities	50.0%	50.7%	42.0%
Debt securities	50.0	49.3	58.0

Total	100.0%	100.0%	100.0%

The investment goal of the employee pension plan is to produce long run portfolio returns that are consistent with reasonable contribution rates and a well-funded plan. To manage the overall risk of the portfolio, the portfolio is rebalanced as necessary to keep the allocation within tolerance levels of the target allocation. The portfolio is diversified across a number of equity asset categories and stable value assets. The investment goal of the agent pension plan is to invest in stable value assets in order to maintain its funded status.

The following table sets forth net periodic benefit cost, which is allocated to eligible employees of StanCorp and its subsidiaries, and obligation assumptions used in the measurement of the benefit obligations for the years ended December 31:

	2003	2002	2001
	(Dollars in millions)
Service cost	$5.3	$7.2	$6.2
Interest cost	9.0	9.0	8.0
Expected return on plan assets	(9.3)	(9.8)	(8.8)
Amortization of unrecognized net transition asset	(0.2)	(0.2)	(0.2)
Amortization of prior service cost	(0.3)	0.1	—
Amortization of net actuarial (gain) loss	0.8	0.1	(0.4)

Net periodic benefit cost	$5.3	$6.4	$4.8

Weighted average assumptions:
Assumptions used for net periodic benefit cost:
Discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	7.65	7.65	7.65
Rate of compensation increase	5.00	5.20	5.90
Assumption used to determine benefit obligations:
Discount rate	6.25%	6.75%	7.50%
Rate of compensation increase	5.00	5.20	5.90

The long run rate of return for the employee pension plan portfolio is derived by calculating the average return for the portfolio monthly, from 1971 to the present, using the average mutual fund manager returns in each asset category, weighted by the target allocation to each category. Because the average equity market value returns over the last 30 years generally have been higher than the long run expected rate of return, the historical average return used to determine the expected return on plan assets was reduced by 20%.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Equity securities of the employee pension plan portfolio were $67.0 million and $45.5 million at December 31, 2003 and 2002, respectively. The plan held no StanCorp securities as plan assets at December 31, 2003 and 2002.

The Company does not anticipate that it will be required to contribute to its defined benefit pension plans in 2004.

All eligible employees are covered by deferred compensation plans under which a portion of the employee contribution is matched. Employees hired after January 1, 2003, are eligible for an additional non-elective employer contribution. Non-elective employer contributions made to the existing deferred compensation plan are intended in lieu of participation in the Company’s defined benefit pension plan. Contributions by the Company to the plans for 2003, 2002, and 2001 were $3.1 million, $2.8 million and $2.5 million, respectively.

Effective January 1, 2004, the Company increased the company match to 100% of the first 3% and 50% of the next 2% of eligible compensation for employees who have at least one year of service.

Eligible executive officers are covered by a non-qualified supplemental retirement plan, which is currently unfunded. The accrued benefit cost was $9.2 million and $8.2 million at December 31, 2003 and 2002, respectively. Expenses, including the company match, related to the non-qualified supplemental retirement plan were $1.4 million, $1.5 million and $1.4 million in 2003, 2002, and 2001, respectively.

10. Postretirement Benefits Other than Pensions

The Company sponsors and administers a postretirement benefit plan that includes medical, prescription drug benefits, and group term life insurance. Eligible participants of StanCorp and its subsidiaries are required to contribute specified amounts, which are determined periodically, and are based on participants’ employment status and service. During 2003, the cost sharing between the Company and participants was changed for participants retiring after December 31, 2003.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company uses a December 31 measurement date for the postretirement benefit plan. The following table provides a reconciliation of the changes in the postretirement plan’s accumulated benefit obligations, fair value of assets and the funded status for the years ended December 31:

	2003	2002
	(In millions)
Change in postretirement benefit obligation:
Accumulated postretirement benefit obligation at beginning of year	$32.6	$16.4
Service cost	1.5	1.8
Interest cost	1.6	2.0
Amendments	(7.3)	(1.0)
Actuarial (gain) loss	(0.4)	14.2
Benefits paid	(0.5)	(0.8)

Accumulated postretirement benefit obligation at end of year	27.5	32.6

Change in postretirement plan assets:
Fair value of plan assets at beginning of year	12.2	11.6
Actual gain on plan assets	1.6	0.2
Employer contributions	1.0	1.2
Benefits paid and estimated expenses	(0.5)	(0.8)

Fair value of plan assets at end of year	14.3	12.2

Funded status	(13.2)	(20.4)
Unrecognized net actuarial loss	9.1	10.7
Unrecognized prior service cost	(7.7)	(0.9)

Accrued benefit cost	$(11.8)	$(10.6)

Amounts recognized in the balance sheets consist of:

	2003	2002
	(In millions)
Prepaid benefit cost	$—	$—
Accrued benefit cost	(11.8)	(10.6)

Net amount recognized	$(11.8)	$(10.6)

The projected discounted cash flow obligation for the postretirement plan at December 31, 2003, was $47.3 million.

For the postretirement benefit plan, the assumed health care cost trend rates were as follows for the years ended December 31:

	2003	2002
Health care cost trend rate assumed for next year:
Medical	10.00%	12.00%
Prescription	14.00	18.00
HMO (blended)	11.10	13.50
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)(1)	5.25	5.25

(1)	Year that the rate reaches the ultimate trend is 2009.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
	(In millions)
Effect on total of service and interest cost	$0.6	$(0.5)
Effect on postretirement benefit obligation	4.8	(3.8)

The Company’s actual weighted average asset allocations for the postretirement benefit plans were the same as target allocation—100% debt securities at December 31, 2003 and 2002. These debt securities have long term maturities and fixed coupon rates. The coupon payments are normally paid quarterly and semiannually.

Net periodic benefit cost, which is allocated to StanCorp and its subsidiaries, and obligation assumptions used in the measurement of the postretirement benefit obligations were as follows for the years ended December 31:

	2003	2002	2001
	(Dollars in millions)
Service cost	$1.5	$1.8	$0.7
Interest cost	1.6	2.0	1.2
Expected return on plan assets	(0.7)	(0.6)	(0.5)
Amortization of prior service cost	(0.5)	—	—
Amortization of net actuarial (gain) loss	0.3	0.2	(0.1)

Net periodic benefit cost	$2.2	$3.4	$1.3

Weighted average assumptions:
Assumptions used for net periodic benefit cost:
Discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	5.50	5.50	5.00
Rate of compensation increase graded by	age	age & service	age & service
Assumptions used to determine benefit obligations:
Discount rate	6.25%	6.75%	7.50%
Rate of compensation increase graded by	age	age & service	age & service

The Company expects to make contributions of $0.8 million to its postretirement benefit plan in 2004. As of September 30, 2004, the Company had contributed approximately $0.4 million to fund the postretirement benefit plan.

11. Reinsurance

The Company manages risk through diversification of products, industry, geography, and customers. Product diversification also yields risk-based capital synergies because of the varying capital requirements for different risks assumed. In addition, we manage risks by ceding exposure over certain limits.

To limit our exposure to large losses, we transfer insurance liability to others by entering into reinsurance agreements. Under these reinsurance agreements, the maximum liability retention limit per individual for group life and AD&D policies combined is $500,000. For group disability policies, the maximum retention limit is

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$10,000 gross monthly benefit per individual. Except for certain policies in the block of business we assumed from Minnesota Life in 2000, the maximum retention for individual disability policies is generally $3,500 monthly benefit per individual. On certain policies in the Minnesota Life block, the Company has a maximum retention limit of $6,000 monthly benefit per individual. Effective October 1, 2004, we have increased our maximum retention limits. Our maximum retention per individual for group life and AD&D combined increased from $500,000 to $750,000. Our maximum retention for group disability insurance increased from $10,000 to $15,000 monthly benefit per individual. Except for certain policies in the Minnesota Life business, our maximum retention increased generally from $3,500 to $5,000 monthly benefit per individual for individual disability policies with effective dates on or after October 1, 2004. Individual disability policies with effective dates prior to October 1, 2004 remain at their original retention limits, except for policies eligible for recapture. On certain Minnesota Life business, we have a maximum retention of $6,000 monthly benefit per individual.

The Company is involved in a reinsurance and third-party administration arrangement with The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) under which group long term and short term disability products are sold using Northwestern Mutual’s agency distribution system. Generally, the Company assumes 60% of the risk, and receives 60% of the premiums for the policies issued. Premiums assumed by the Company for the Northwestern Mutual business accounted for 3.5%, 3.6%, and 3.9% of the Company’s total premiums in 2003, 2002, and 2001, respectively. In addition to assuming reinsurance risk, the Company provides product design, pricing, state regulatory filings, underwriting, legal support, claims management and other administrative services under the arrangement. If the Company were to become unable to meet its obligations, Northwestern Mutual would retain the reinsured liabilities. Therefore, in accordance with an agreement with Northwestern Mutual, the Company established a trust for the benefit of Northwestern Mutual with the market value of assets in the trust equal to Northwestern Mutual’s reinsurance receivable from the Company. The market value of assets required to be maintained in the trust at December 31, 2003, was $181.8 million.

During 2002, the Company formed a strategic marketing alliance with Ameritas Life Insurance Corp. (“Ameritas”) that offers the Company’s policyholders new and more flexible dental coverage options and access to Ameritas’ nationwide preferred provider organization panel of dentists. As part of this alliance, the Company and Ameritas entered into a reinsurance agreement that provides for approximately 15% of the net dental premiums written by the Company to be ceded to Ameritas.

In addition to product-specific reinsurance arrangements, we have maintained reinsurance coverage in the past for certain catastrophe losses related to group life and AD&D. Subsequent to the terrorist events of September 11, 2001, the availability of reinsurance for catastrophe coverage became less certain and more expensive. Accordingly, we entered into a catastrophe reinsurance pool with other insurance companies. This pool spreads catastrophe losses on group life and AD&D over approximately 35 participating members. The reinsurance pool exposes us to potential losses experienced by other participating members. However, through this pool, our catastrophe reinsurance coverage as of December 31, 2003 increased to approximately $265 million per event. If the Company had been in the pool on September 11, 2001, the estimated pre-tax charges related to the terrorist events would have been approximately $15 million compared to pre-tax charges of $5 million actually incurred. An occurrence of a significant catastrophic event or a change in the on-going nature and availability of reinsurance and catastrophe reinsurance could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. The annual fees paid by the Company to participate in the pool and claims to date have been minor.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effective October 1, 2004, we maintain reinsurance coverage for catastrophe losses related to group life and AD&D through a catastrophe reinsurance agreement. Through a combination of the catastrophe reinsurance agreement and our participation in a catastrophe reinsurance pool, we have coverage of up to approximately $300 million per event.

The following table sets forth reinsurance information at or for the years ended December 31:

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(Dollars in millions)
2003:
Life insurance in force	$189,240.4	$6,141.5	$13,489.7	$196,588.6	6.9%
Premiums:
Life insurance and annuities	$596.6	$73.9	$53.2	$575.9	9.2%
Accident and health insurance	855.2	46.5	219.4	1,028.1	21.3

Total premiums	$1,451.8	$120.4	$272.6	$1,604.0	17.0%
2002:
Life insurance in force	$172,573.1	$6,395.9	$25,543.5	$191,720.6	13.3%
Premiums:
Life insurance and annuities	$537.0	$79.0	$16.1	$474.1	3.4%
Accident and health insurance	804.9	36.8	139.3	907.4	15.3

Total premiums	$1,341.9	$115.8	$155.4	$1,381.5	11.3%
2001:
Life insurance in force	$148,914.5	$6,851.7	$—	$142,062.8	—%
Premiums:
Life insurance and annuities	$535.1	$85.7	$—	$449.4	—%
Accident and health insurance	684.1	17.7	115.9	782.3	14.8

Total premiums	$1,219.2	$103.4	$115.9	$1,231.7	9.4%

Recoveries recognized under reinsurance agreements were $49.1 million, $42.4 million and $34.9 million for 2003, 2002, and 2001, respectively. Amounts recoverable from reinsurers were $871.2 million and $873.8 million at December 31, 2003 and 2002, respectively. Of these amounts, $777.5 million and $809.3 million were from the reinsurance transaction with Protective Life Insurance Company (“Protective Life”) effective January 1, 2001. See “—Note 12, Reinsurance of Blocks of Business.”

12. Reinsurance of Blocks of Business

Effective October 1, 2002, the Company entered into a reinsurance agreement with TIAA to assume TIAA’s group disability and group life insurance business. This business included approximately 1,800 group insurance contracts, representing 650,000 insured individuals. The Company paid a ceding commission of approximately $75 million and received approximately $705 million in assets and corresponding statutory liabilities. If the Company were to become unable to meet its obligations, TIAA would retain the reinsured liabilities. In accordance with the agreement with TIAA, the Company established a trust for the benefit of TIAA with the market value of assets in the trust equal to TIAA’s reinsurance receivable from the Company. The market value of assets required to be maintained in the trust is determined quarterly. The market value of assets required to be maintained in the trust at December 31, 2003, was approximately $726 million. Approximately $60 million in VOBA was capitalized related to the reinsurance agreement.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effective October 1, 2000, the Company assumed through a reinsurance agreement, the individual disability insurance business of Minnesota Life. The Company paid a ceding commission of approximately $55 million and received approximately $500 million in assets and corresponding statutory liabilities. If the Company were to become unable to meet its obligations, Minnesota Life would retain the reinsured liabilities. Therefore, in accordance with the agreement with Minnesota Life, the Company established a trust for the benefit of Minnesota Life with the market value of assets in the trust equal to Minnesota Life’s reinsurance receivable from the Company. The trust is required to be trued up quarterly. The market value of assets required to be maintained in the trust at December 31, 2003, was $574 million. Accompanying the transaction was a national marketing agreement that provides access to Minnesota Life agents, some of whom now market the Company’s individual disability insurance products. We recently signed an extension of the national marketing agreement through 2007.

Effective January 1, 2001, the Company ceded to Protective Life, through a reinsurance agreement the Company’s individual life insurance product line. The Company received a ceding commission of approximately $90 million and transferred to Protective Life approximately $790 million in assets and corresponding statutory liabilities. If Protective Life were to become unable to meet its obligations, the Company would retain the reinsured liabilities. Therefore, the liabilities remain on the Company’s books and an equal amount is recorded as a recoverable from reinsurer. In accordance with the agreement, Protective Life established a trust for the benefit of the Company with assets in the trust required to be equal to the Company’s reinsurance receivable from Protective Life.

13. Information concerning Parent, Subsidiaries and Affiliates

Related-Party Transactions

The Company paid cash dividends to StanCorp, totaling $65 million, $50 million and $90 million in 2003, 2002, and 2001 respectively.

In August of 2003, the Company declared a distribution of $200 million in the form of a subordinated surplus note to StanCorp. The distribution was a return of the $200 million contributed capital in connection with the acquisition of the group disability and group life insurance business of TIAA in 2002. The surplus note agreement, concurrent with this distribution, was approved by the Oregon Department of Consumer and Business Services (the “Oregon Department”). The surplus note matures in August 2018 and bears an interest rate of 6.44% per annum. The form of the surplus note complies with the requirements of the National Association of Insurance Commissioners (“NAIC”) with respect to surplus notes, including provisions requiring the approval of the Oregon Department for any payments of principal or interest and subordinating any payments with respect to the surplus note to the Company’s other obligations to policyholders, lenders and trade creditors. The Company received an approval from the Oregon Department to pay the first interest payment of $6.4 million, $4.3 million of which was expensed during 2003, and repay $50.0 million of principal on the surplus note in 2004. The Company paid the $56.4 million on March 31, 2004.

The Company recorded additional paid in capital of $2.8 million and $2.2 million for the federal income tax benefit related to StanCorp stock options exercised by the Company’s employees in 2003 and 2002, respectively. The Company also recorded additional paid in capital as settlement on intercompany liabilities of $2.2 million in 2003 for the fair value adjustment on StanCorp stock options exercised by the Company’s employees.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, the Company reported the following amounts due to (from) its parent and affiliates:

	2003	2002
	(In millions)
StanCorp Financial Group, Inc.	$6.2	$(16.9)
StanCorp Mortgage Investors, LLC	5.2	5.1
The Standard Life Insurance Company of New York and Others	0.1	(0.4)

Total	$11.5	$(12.2)

All amounts due to or from the Company and its parent, subsidiaries or affiliates are generally settled monthly and accrue interest if not settled within 30 days.

Related-Party Reinsurance

Effective October 1, 2002, the Company replaced an existing reinsurance agreement with its affiliate, The Standard Life Insurance Company of New York (“SNY”), with a modified coinsurance (“Modco”) agreement. In accordance with the Modco agreement, the Company assumed 40% of SNY’s liability on all reinsured policies including pre-October 1, 2002, policies; however, SNY will carry the reserves and maintain all assets necessary to support those reserves for the original policies. Beginning October 1, 2002, the Company recorded all assumed premiums, benefit payments, investment income, and the change in reserves.

Related-Party Commitment

The Company was a guarantor on two unsecured lines of credit, totaling $150 million, available through June 28, 2004, held by StanCorp. The Company guaranteed the full amount borrowed by StanCorp plus interest thereon, and StanCorp Mortgage Investors, LLC (“StanCorp Mortgage Investors”) also guaranteed the balance up to $25 million on each line of credit. Interest charged for use of the facilities is based on the federal funds rate, the bank’s prime rate or the London Interbank Offered Rate at the time of borrowing plus an incremental basis point charge, which varies by agreement, type of borrowing, and the amount outstanding on the lines. Under the credit agreements, StanCorp is subject to customary covenants, including limitations on indebtedness, financial liquidity and risk-based capital. At December 31, 2003, StanCorp was in compliance with all such covenants and had no outstanding borrowings on the lines of credit. Prior to expiration in June 2004, we entered into amendments extending the expiration date of the credit agreements to June 27, 2005. The amended agreements also release the Company and StanCorp Mortgage Investors from guarantees required under the original agreements.

Related-Party Service Agreements

The Company entered into an Administrative Services Agreement with its affiliate, SNY, whereby the Company provides the following services: distribution and producer management, marketing support, product development and administration, reinsurance, underwriting, policyholder services, claims processing and payment, actuarial and financial services, information technology services, legal services, government relations, human resources, and other general services.

The Company also entered into an Administrative Services Agreement with its affiliate, SNY, whereby SNY provides quality assurance, claims review and sales and marketing support.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company provides management and administrative services to StanCorp Mortgage Investors and StanCorp Investment Advisers, Inc. (“StanCorp Investment Advisers”), and charges each company a service fee.

The Company has entered into an Administrative Services Agreement with its affiliate StanCorp Investment Advisers, whereby StanCorp Investment Advisers will provide investment services at the Company’s request and direction. The Company reimburses StanCorp Investment Advisers for such services in accordance with the applicable laws and regulations of the State of Oregon.

The home office properties are occupied jointly by the Company and certain affiliates. Because of this relationship, the Company incurs joint operating expenses subject to allocation through contractual arrangements based on the level of services provided. Management believes the method of allocating such expenses is fair and reasonable.

The Company charged its affiliates management and administrative service fees and allocated expenses of $1.7 million, $1.5 million, and $1.4 million, net, during 2003, 2002, and 2001, respectively; these fees were recorded as an offset to operating expenses.

The Company entered into an Administrative Services Agreement with its affiliate, SNY, whereby SNY performs certain claims processing and payment services on certain new and on-going long term and short term disability claims incurred under group policies issued by the Company. The Company reimbursed SNY for all services provided under the agreement at cost, calculated in accordance with applicable laws and regulations of the States of Oregon and New York. The Company paid SNY third-party administration fees of $6.9 million, $4.9 million, and $4.6 million during the years ended December 31, 2003, 2002, and 2001, respectively; these fees were recorded as an offset to operating expenses.

The Company paid asset management fees of $4.8 million, $4.3 million, and $4.0 million during 2003, 2002, and 2001, respectively, to its affiliates, StanCorp Mortgage Investors, StanCorp Real Estate and StanCorp Investment Advisers, for investment and real estate management services; these fees were recorded as an offset to net investment income.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Insurance Information

The following table sets forth insurance information at or for the years ended December 31:

	Deferred Acquisition Costs	Future Policy Benefits and Claims	Other Policy- holder Funds	Premium Revenue	Net Investment Income	Benefits, Claims and Interest Expense	Amortization of Deferred Acquisition Costs	Other Operating Expenses
	(In millions)
2003:
Employee Benefits	$85.5	$2,935.5	$224.0	$1,495.3	$253.2	$1,215.8	$25.7	$340.8
Individual Insurance	107.6	1,282.1	1,056.1	85.4	109.3	111.1	9.1	46.5
Retirement Plans	6.8	71.7	820.1	23.3	56.1	41.8	(0.5)	32.3

Total	$199.9	$4,289.3	$2,100.2	$1,604.0	$418.6	$1,368.7	$34.3	$419.6

2002:
Employee Benefits	$91.8	$2,761.5	$205.3	$1,282.5	$206.5	$1,032.9	$15.0	$301.7
Individual Insurance	95.6	1,278.1	948.6	80.0	107.0	114.9	7.9	40.8
Retirement Plans	3.0	74.1	710.5	19.0	52.9	40.4	0.3	31.5

Total	$190.4	$4,113.7	$1,864.4	$1,381.5	$366.4	$1,188.2	$23.2	$374.0

2001:
Employee Benefits	$28.2	$1,858.7	$206.0	$1,129.4	$186.7	$931.8	$11.5	$254.7
Individual Insurance	85.9	1,264.9	846.0	81.2	98.9	118.4	7.9	35.3
Retirement Plans	1.0	74.7	676.9	21.0	52.1	45.0	—	28.3

Total	$115.1	$3,198.3	$1,728.9	$1,231.6	$337.7	$1,095.2	$19.4	$318.3

DAC and related amortization include VOBA. Other operating expenses include operating expenses, commissions and bonuses, and the net increase in DAC.

15. Regulatory Matters

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by its state of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as the Statements of Statutory Accounting Practices (“SSAP”), set forth in publications of the NAIC.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”), which became effective January 1, 2001. Codification standardized regulatory accounting and reporting among state insurance departments. However, statutory accounting principles also will continue to be established by individual state laws and permitted practices. The Company’s adoption of Codification increased statutory capital and surplus as of January 1, 2001 by approximately $6.1 million. As of January 1, 2003, an additional increase of $6.2 million in surplus was reported in accordance with SSAP 37 to release the unamortized mortgage prepayment penalties included in the Interest Maintenance Reserves (“IMR”). Beginning in 2003, mortgage prepayment penalties are reported as investment income instead of realized capital gains, which are subject to the IMR amortization. The effect of this accounting change on 2003 statutory net income was an increase of $5.8 million.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Statutory accounting practices differ in some respects from GAAP. The principal statutory practices which differ from GAAP are: a) bonds and commercial mortgage loans are reported principally at amortized cost; b) asset valuation and IMR are provided as prescribed by the NAIC; c) certain assets designated as non-admitted, principally deferred tax assets, furniture, equipment, and unsecured receivables, are not recognized as assets, resulting in a charge to statutory surplus; d) annuity considerations with life contingencies, or purchase rate guarantees, are recognized as income when received; e) reserves for life and disability policies and contracts are reported net of ceded reinsurance and calculated based on statutory requirements, including required discount rates; f) commissions, including initial commissions and expense allowance paid for reinsurance assumed, and other policy acquisition expenses are expensed as incurred; g) initial commissions and expense allowance received for a block of reinsurance ceded net of taxes are reported as deferred gains in surplus and recognized as income in subsequent periods; h) federal income tax expense includes current income taxes defined as current year estimates of federal income taxes and tax contingencies for current and all prior years and amounts incurred or received during the year relating to prior periods, to the extent not previously provided; i) deferred tax assets, net of deferred tax liabilities, are included in the regulatory financial statements, and represent the expected future tax consequences of differences between the tax and the financial statement bases of assets and liabilities; and j) surplus notes are included in capital and surplus.

The Company is subject to statutory restrictions that limit the maximum amount of dividends and distributions that it can declare and pay to StanCorp without prior approval of the state in which it is domiciled. In August 2003, the Company made an extraordinary distribution of $200 million to StanCorp from the Company’s paid-in capital and contributed surplus. Concurrently, the Company borrowed the distributed amount from StanCorp and issued a $200 million subordinate surplus note. The extraordinary distribution is a reduction of the paid-in capital that was recorded in connection with StanCorp’s contribution to the Company in 2002 to fund the reinsurance agreement with TIAA to assume TIAA’s group disability and group life insurance business. The surplus note matures in August 2018 and bears an interest rate of 6.44% per annum. The form of the surplus note complies with the requirements of the NAIC with respect to surplus notes, including provisions requiring the approval of the Oregon Department for any payments of principal or interest and subordinating any payments with respect to the surplus note to the Company’s other obligations to policyholders, lenders, and trade creditors. In addition, as long as the surplus note is outstanding, distributions from the Company will first be applied to repayment of the principal balance and interest on the surplus note.

The Company received an approval from the Oregon Department to pay the first interest payment of $6.4 million and repay $50.0 million of principal on the surplus note in 2004. The Company paid the $56.4 million on March 31, 2004. On December 6, 2004, the Company requested approval from the Oregon Department to make an additional principal payment of $75 million on the surplus note to StanCorp.

State insurance departments require insurance enterprises to adhere to minimum Risk-Based Capital (“RBC”) requirements promulgated by the NAIC. At December 31, 2003 and 2002, the Company’s RBC levels were significantly in excess of that which would require corrective action by the Company or regulatory agencies. The authorized control level RBC was $144.8 million and $140.7 million of statutory capital and surplus at December 31, 2003 and 2002, respectively.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table reconciles the statutory capital and surplus as reported to state insurance regulatory authorities with the Company’s GAAP equity at December 31:

	2003	2002
	(In millions)
Statutory capital and surplus	$870.7	$808.2
Adjustments to reconcile to GAAP equity:
Future policy benefits and other policyholder funds	138.0	139.4
Deferred acquisition costs	99.2	75.4
Deferred tax liabilities	(199.6)	(211.6)
Federal income taxes accrued	23.8	42.1
Reinsurance receivable	84.2	66.2
Premiums receivable	(6.3)	(8.6)
Asset valuation reserve	54.3	35.8
Interest maintenance reserve	2.3	3.1
Valuation of investments	163.3	143.6
Non-admitted assets	176.1	170.8
Surplus note	(200.0)	—
Reinsurance assumed	100.7	115.1
Other, net	(15.8)	(3.8)

GAAP equity	$1,290.9	$1,375.7

The following table reconciles statutory gain from operations as reported to insurance regulatory authorities with GAAP net income for the years ended December 31:

	2003	2002	2001
	(In millions)
Statutory gain from operations	$141.3	$20.0	$128.3
Adjustments to reconcile to GAAP net income:
Future policy benefits and other policyholder funds	16.0	(8.0)	13.6
Deferred acquisition costs and value of business acquired, net of amortization	11.7	15.4	16.3
Deferred income taxes	17.9	14.3	(63.0)
Current income taxes	(29.0)	3.5	(1.0)
Reinsurance ceding commission, net of tax	(7.6)	69.2	—
Other, net	11.9	(2.1)	11.0

GAAP net income	$162.2	$112.3	$105.2

16. Contingencies and Commitments

In the normal course of business, the Company is involved in various legal actions and other state and federal proceedings. A number of actions or proceedings were pending as of December 31, 2003. In some instances, lawsuits include claims for punitive damages and similar types of relief in unspecified or substantial amounts, in addition to amounts for alleged contractual liability or other compensatory damages. In the opinion of management, the ultimate liability, if any, arising from the actions or proceedings is not expected to have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company leases certain buildings and equipment under non-cancelable capital and operating leases that expire in various years through 2011, with renewal options for periods ranging from one to five years. Future minimum payments under the leases are 2004, $11.0 million; 2005, $9.7 million; 2006, $7.0 million; 2007, $5.0 million; 2008, $4.4 million and thereafter, $2.9 million. Total rent expense was $10.7 million, $12.8 million and $10.9 million for the years ended December 31, 2003, 2002, and 2001, respectively. At December 31, 2003, minimum future rental receivables on non-cancelable leases with initial terms of one year or more were 2004, $11.7 million; 2005, $10.2 million; 2006, $8.8 million; 2007, $8.1 million; 2008, $6.5 million and thereafter, $13.6 million.

The Company has certain software maintenance, licensing, and telecommunications commitments that expire in various years through 2008, with renewal options for a two-year period. Future minimum payments under these commitments are 2004, $1.3 million; 2005, $0.8 million; 2006, $0.2 million; 2007, $0.04 million; and 2008, $0.04 million. Total expense for these agreements was $0.9 million, $1.2 million and $1.7 million for the years ended December 31, 2003, 2002, and 2001, respectively.

The following table summarizes the Company’s contractual obligations as of December 31, 2003. The Company’s financing obligations generally include debts, lease payment obligations, commitments to fund commercial mortgage loans, and loan guarantees. The remaining obligations reflect purchase commitments for goods and services and the long-term liabilities portion of the Company’s other liabilities. This table does not reflect the Company’s obligations under our insurance and annuity product contracts.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In millions)
Contractual Obligations:
Short-term debt obligations	$2.5	$2.5	$—	$—	$—
Surplus note due to parent	200.0	50.0	—	—	150.0
Interest on long-term obligations	169.2	14.5	19.4	19.4	115.9
Capital lease obligations	0.6	0.2	0.3	0.1	—
Operating lease obligations	41.6	12.1	17.3	9.3	2.9
Funding requirements for commercial mortgage loans	102.8	102.8	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities according to GAAP	47.1	4.7	5.4	3.5	33.5

Total	$563.8	$186.8	$42.4	$32.3	$302.3

The Company’s surplus note due to parent consists of a $200.0 million 6.44%, 15-year subordinated surplus note that matures in August 2018. Total interest payable related to the total surplus note approximates $169.2 million. The operating lease obligations include leases on certain buildings and equipment under non-cancelable operating leases, software maintenance, licensing, and telecommunication commitments, all expiring in various years through 2011 with renewal options ranging from one to five years.

In the normal course of business, the Company commits to fund commercial mortgage loans that generally have fixed expiration dates. At December 31, 2003, the Company had outstanding commitments to fund commercial mortgage loans with fixed interest rates ranging from 5.25% to 7.00%, totaling $102.8 million. These commitments generally have fixed expiration dates. A small percentage of commitments expire due to the borrower’s failure to deliver the requirements of the commitment by the expiration date. In these cases, the

STANDARD INSURANCE COMPANY

(A Wholly Owned Subsidiary of StanCorp Financial Group, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company will retain the commitment fee and good faith deposit. Alternatively, if the Company terminates a commitment due to its disapproval of a commitment requirement, the commitment fee and deposit will be refunded to the borrower, less an administrative fee.

Other long-term liabilities reflected in the Company’s balance sheet at December 31, 2003 consisted of an $11.5 million tax reimbursement liability related to the block of life insurance business sold to Protective Life in 2001, $16.1 million in liabilities for deferred compensation and supplemental retirement plans, $6.0 million in capital commitments related to our joint venture businesses, and $0.9 million accrued guarantee association payments.

Also included in the other long-term liabilities is $0.8 million that the Company expects to contribute to its postretirement plan in 2004 and the accumulated postretirement benefit obligation totaling $27.5 million at the end of the year, partially funded by plan assets giving us a net liability of $11.8 million reflected in our balance sheet. The projected discounted cash flow obligation for the postretirement plan at December 31, 2003 was $47.3 million.

STANDARD INSURANCE COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

(In millions)

Nine Months Ended September 30, 2004
Revenues:
Premiums	$1,228.5
Net investment income	323.9
Net capital gains	7.5
Other	5.2

Total revenues	1,565.1

Benefits and expenses:
Benefits to policyholders	947.9
Interest credited	56.6
Operating expenses	208.5
Commissions and bonuses	111.7
Premium taxes	21.7
Interest expense	8.3
Net increase in deferred acquisition costs and value of business acquired	(8.6)

Total benefits and expenses	1,346.1

Income before income taxes	219.0
Income taxes	70.9

Net income	148.1
Other comprehensive income, net of tax:
Unrealized capital gains on securities available-for-sale, net	(12.4)
Reclassification adjustment for net capital (gains) included in net income, net	(0.5)

Total	(12.9)

Comprehensive income	$135.2

See Condensed Notes to Unaudited Consolidated Financial Statements.

STANDARD INSURANCE COMPANY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

	September 30, 2004	December 31, 2003
ASSETS
Investments:
Fixed maturity securities	$4,454.2	$4,518.9
Commercial mortgage loans, net	2,756.8	2,311.2
Real estate, net	47.3	44.2
Policy loans	4.5	4.6

Total investments	7,262.8	6,878.9

Cash and cash equivalents	14.1	6.8
Premiums and other receivables	77.9	63.4
Accrued investment income	86.3	82.6
Amounts recoverable from reinsurers	888.8	871.2
Deferred acquisition costs and value of business acquired, net	208.6	199.9
Property and equipment, net	74.0	70.3
Other assets	34.1	29.1
Separate account assets	2,010.1	1,685.7

Total assets	$10,656.7	$9,887.9

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities:
Future policy benefits and claims	$4,413.4	$4,289.3
Other policyholder funds	2,333.5	2,100.2
Deferred tax liabilities	127.7	156.3
Due to affiliates	9.6	11.5
Short-term debt	—	2.5
Surplus note due to parent	150.0	200.0
Long-term debt	1.5	—
Other liabilities	179.8	151.5
Separate account liabilities	2,010.1	1,685.7

Total liabilities	9,225.6	8,597.0

Contingencies and commitments

Shareholder’s equity:
Common stock, no par, 1,000 shares authorized; issued and outstanding	783.1	783.1
Additional paid in capital	14.0	9.0
Accumulated other comprehensive income	147.2	160.1
Retained earnings	486.8	338.7

Total shareholder’s equity	1,431.1	1,290.9

Total liabilities and shareholder’s equity	$10,656.7	$9,887.9

See Condensed Notes to Unaudited Consolidated Financial Statements.

STANDARD INSURANCE COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDER’S EQUITY

(In millions)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholder’s Equity
Balance, January 1, 2004	$783.1	$9.0	$160.1	$338.7	$1,290.9
Net income	—	—	—	148.1	148.1
Other comprehensive loss, net of tax	—	—	(12.9)	—	(12.9)
Additional paid in capital	—	5.0	—	—	5.0

Balance, September 30, 2004	$783.1	$14.0	$147.2	$486.8	$1,431.1

See Condensed Notes to Unaudited Consolidated Financial Statements.

STANDARD INSURANCE COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

Nine Months Ended September 30, 2004
Operating:
Net income	$148.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59.7
Deferral of acquisition costs and value of business acquired, net	(40.6)
Deferred income taxes	(21.2)
Changes in other assets and liabilities:
Receivables and accrued income	(35.7)
Future policy benefits and claims	124.1
Other, net	19.9

Net cash provided by operating activities	254.3

Investing:
Proceeds of investments sold, matured or repaid:
Fixed maturity securities	383.8
Commercial mortgage loans	451.9
Real estate	1.9
Costs of investments acquired or originated:
Fixed maturity securities	(346.6)
Commercial mortgage loans	(903.1)
Real estate	(0.4)
Other investments	(4.0)
Property and equipment, net	(12.8)

Net cash used in investing activities	(429.3)

Financing:
Policyholder fund deposits	955.4
Policyholder fund withdrawals	(722.1)
Short-term debt	(2.4)
Long-term debt	1.4
Surplus note	(50.0)

Net cash provided by financing activities	182.3

Increase (decrease) in cash and cash equivalents	7.3
Cash and cash equivalents, beginning of period	6.8

Cash and cash equivalents, end of period	$14.1

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$57.4
Income taxes	89.3

See Condensed Notes to Unaudited Consolidated Financial Statements.

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPLES OF CONSOLIDATION, AND BASIS OF PRESENTATION

Standard Insurance Company (the “Company”) was incorporated under the laws of the State of Oregon. The Company is a wholly owned subsidiary of StanCorp Financial Group, Inc. (“StanCorp”), a public company whose shares are traded on the New York Stock Exchange.

The Company underwrites group and individual disability insurance and annuity products, group life, accidental death and dismemberment (“AD&D”), and dental insurance. Founded in 1906, it is licensed in 49 states, the District of Columbia, and the U.S. Territories of Guam and the Virgin Islands.

The unaudited consolidated financial statements include the Company and its subsidiary, Canyon Park Development Company, a 75% owned real estate joint venture partnership. All significant intercompany balances and transactions have been eliminated.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for complete financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date, and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the Company’s financial condition at September 30, 2004, and for the results of operations and cash flows for the nine months ended September 30, 2004. Interim results for the nine month period ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. This report should be read in conjunction with the Company’s 2003 consolidated financial statements.

2. STOCK-BASED COMPENSATION

The Company participates in two stock-based employee compensation plans that are sponsored by StanCorp. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards vest over periods ranging from one to four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2004 and prior years is less than that which would have been recognized if the fair value based method had been applied to all awards since the first options were granted in 1999. The following table sets forth the effect on net income if the fair value based method had been applied to all outstanding and unvested awards for the period indicated:

Nine Months Ended September 30, 2004
(In millions)
Net income, as reported	$148.1
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2.6)

Pro forma net income	$147.2

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For purposes of determining the pro forma expense, the fair value of each option was estimated using the Black-Scholes option pricing model as of the grant date, with the following assumptions for the period indicated:

Nine Months Ended September 30, 2004
Dividend yield	1.27%
Expected stock price volatility	28.9 - 30.6
Risk-free interest rate	3.5 - 4.2
Expected option lives	5.2 - 6.5 years

3. SEGMENTS

The Company operates through three segments: Employee Benefits, Individual Insurance, and Retirement Plans. Resources are allocated and performance is evaluated at the segment level. The Employee Benefits segment sells group disability and life insurance, group dental insurance, and AD&D insurance. The Individual Insurance segment sells disability insurance and fixed-rate annuities to individuals. The Retirement Plans segment sells full-service 401(k), defined benefit, money purchase, profit sharing, and deferred compensation plan products and services to small and medium-sized employers.

Amounts reported as “Other” primarily include net capital gains and losses on investments, return on capital not allocated to the product segments and interest on the surplus note.

The following table sets forth select segment information at or for the period indicated:

	Employee Benefits	Individual Insurance	Retirement Plans	Other	Total
	(In millions)
Nine months ended September 30, 2004:
Revenues:
Premiums	$1,141.3	$67.4	$19.8	$—	$1,228.5
Other revenues(1)	193.6	84.6	43.6	14.8	336.6

Total revenues	1,334.9	152.0	63.4	14.8	1,565.1

Benefits and expenses:
Benefits to policyholders(2)	886.7	88.2	29.6	—	1,004.5
Operating and other expenses(3)	266.9	37.5	27.5	9.7	341.6

Total benefits and expenses	1,153.6	125.7	57.1	9.7	1,346.1

Income before income taxes	$181.3	$26.3	$6.3	$5.1	$219.0

Total assets	$4,592.2	$2,857.8	$3,029.9	$176.8	$10,656.7

(1)	Includes net investment income, net capital gains (losses), and other sources of revenue.
(2)	Includes benefits to policyholders and interest credited.
(3)	Includes operating expenses, commissions and bonuses, premium taxes, interest expense, and the net change in deferred acquisition costs and value of business acquired.

4. RETIREMENT BENEFITS

The Company has two non-contributory defined benefit pension plans: the employee pension plan and the agent pension plan. The pension plans provide benefits based on years of service and final average pay. During 2003, several changes were made to the employee plan. These included limiting future participation in the plan and reducing future benefit levels.

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company sponsors and administers a postretirement benefit plan that includes medical coverage, prescription drug benefits, and group term life insurance. Eligible participants of StanCorp and its subsidiaries are required to contribute specified amounts that are determined periodically, and are based on participants’ employment status and service. During 2003, the cost sharing between the Company and participants was changed for participants retiring after December 31, 2003, shifting a greater portion toward participants.

The following table sets forth the components of net periodic benefit costs, which are allocated to eligible employees of StanCorp and its subsidiaries, for the pension benefits and postretirement benefits for the nine months ended September 30, 2004:

	Pension Benefits	Postretirement Benefits
	(In millions)
Components of net periodic benefit cost (benefit):
Service cost	$4.8	$1.0
Interest cost	7.7	1.1
Expected return on plan assets	(8.4)	(0.6)
Amortization of prior service cost	(0.3)	(0.4)
Amortization of transition assets	(0.1)	—
Amortization of net loss	0.8	0.2

Net periodic benefit costs	$4.5	$1.3

The Company does not anticipate that it will be required to contribute to its defined benefit pension plans in 2004 but expects to contribute $0.8 million to its postretirement benefit plan in 2004. As of September 30, 2004, the Company had contributed approximately $0.4 million to fund the postretirement benefit plan.

All eligible employees are covered by a deferred compensation plan under which a portion of the employee contribution is matched. Effective January 1, 2004, Standard increased the company match to 100% of the first 3% and 50% of the next 2% of eligible compensation for participants who have at least one year of service. Employees hired after January 1, 2003, are eligible for an additional non-elective employer contribution. Non-elective employer contributions made to the existing deferred compensation plan are intended in lieu of participation in the Company’s defined benefit pension plan. Contributions by the Company to the plans were $4.1 million for the nine months ended September 30, 2004.

Eligible executive officers are covered by a non-qualified defined benefit plan that is currently unfunded. The accrued benefit cost was $9.8 million and $9.2 million at September 30, 2004 and December 31, 2003, respectively. The expenses related to the non-qualified defined benefit plan were $1.0 million for the nine months ended September 30, 2004.

5. INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES

Related-Party Transactions

In August of 2003, the Company declared a distribution of $200 million in the form of a subordinated surplus note to StanCorp. The distribution was a return of the $200 million contributed capital in connection with the acquisition of the group disability and group life insurance business of TIAA in 2002. The surplus note agreement, concurrent with this distribution, was approved by the Oregon Department of Consumer and Business Services (the “Oregon Department”). The surplus note matures in August 2018 and bears an interest rate of 6.44% per annum. The form of the surplus note complies with the requirements of the National Association of

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Insurance Commissioners (“NAIC”) with respect to surplus notes, including provisions requiring the approval of the Oregon Department for any payments of principal or interest and subordinating any payments with respect to the surplus note to the Company’s other obligations to policyholders, lenders and trade creditors. The Company received an approval from the Oregon Department to pay the first interest payment of $6.4 million and repay $50.0 million of principal on the surplus note in 2004. The Company paid the $56.4 million on March 31, 2004.

The Company recorded additional paid in capital of $2.3 million for the federal income tax benefit related to StanCorp stock options exercised by the Company’s employees during the nine months ended September 30, 2004. The Company also recorded additional paid in capital as settlement on intercompany liabilities of $2.7 million during the nine months ended September 30, 2004 for the amortization of the fair value of StanCorp stock options granted to the Company’s employees between January 1, 2003 and September 30, 2004.

The Company reported the following amounts due to (from) its parent and affiliates:

As of September 30, 2004
(In millions)
StanCorp Financial Group, Inc.	$10.4
StanCorp Mortgage Investors, LLC	(1.3)
The Standard Life Insurance Company of New York	0.4
Standard Management, Inc. and Others	0.1

Total	$9.6

All amounts due to or from the Company and its parent, subsidiaries or affiliates are generally settled monthly and accrue interest if not settled within 30 days.

Related-Party Reinsurance

Effective October 1, 2002, the Company replaced an existing reinsurance agreement with its affiliate, The Standard Life Insurance Company of New York (“SNY”), with a modified coinsurance (“Modco”) agreement. In accordance with the Modco agreement, the Company assumed 40% of SNY’s liability on all reinsured policies including pre-October 1, 2002, policies; however, SNY will carry the reserves and maintain all assets necessary to support those reserves for the original policies. Beginning October 1, 2002, the Company recorded all assumed premiums, benefit payments, investment income, and the change in reserves.

Related-Party Commitment

The Company was a guarantor on two unsecured lines of credit, totaling $150 million, available through June 28, 2004, held by StanCorp. The Company guaranteed the full amount borrowed by StanCorp plus interest thereon, and StanCorp Mortgage Investors, LLC (“StanCorp Mortgage Investors”) also guaranteed the balance up to $25 million on each line of credit. Interest charged for use of the facilities is based on the federal funds rate, the bank’s prime rate or the London Interbank Offered Rate at the time of borrowing plus an incremental basis point charge, which varies by agreement, type of borrowing, and the amount outstanding on the lines. Under the credit agreements, StanCorp is subject to customary covenants, including limitations on indebtedness, financial liquidity and risk-based capital. At September 30, 2004, StanCorp was in compliance with all such covenants and had no outstanding borrowings on the lines of credit. Prior to expiration in June 2004, we entered into amendments extending the expiration date of the credit agreements to June 27, 2005. The amended agreements also release the Company and StanCorp Mortgage Investors from guarantees required under the original agreements.

Related-Party Service Agreements

The Company entered into an Administrative Services Agreement with its affiliate, SNY, whereby the Company provides the following services: distribution and producer management, marketing support, product

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

development and administration, reinsurance, underwriting, policyholder services, claims processing and payment, actuarial and financial services, information technology services, legal services, government relations, human resources, and other general services.

The Company also entered into an Administrative Services Agreement with its affiliate, SNY, whereby SNY provides quality assurance, claims review and sales and marketing support.

The Company provides management and administrative services to StanCorp Mortgage Investors and StanCorp Investment Advisers, Inc. (“StanCorp Investment Advisers”), and charges each company a service fee.

The Company has entered into an Administrative Services Agreement with its affiliate StanCorp Investment Advisers, whereby StanCorp Investment Advisers will provide investment services at the Company’s request and direction. The Company reimburses StanCorp Investment Advisers for such services in accordance with the applicable laws and regulations of the State of Oregon.

The home office properties are occupied jointly by the Company and certain affiliates. Because of this relationship, the Company incurs joint operating expenses subject to allocation through contractual arrangements based on the level of services provided. Management believes the method of allocating such expenses is fair and reasonable.

The Company charged its affiliates management and administrative service fees and allocated expenses of $1.9 million, net, during the nine months ended September 30, 2004; these fees were recorded as an offset to operating expenses.

The Company entered into an Administrative Services Agreement with its affiliate, SNY, whereby SNY performs certain claims processing and payment services on certain new and on-going long term and short term disability claims incurred under group policies issued by the Company. The Company reimbursed SNY for all services provided under the agreement at cost, calculated in accordance with applicable laws and regulations of the States of Oregon and New York. The Company paid SNY third-party administration fees of $5.7 million during the nine months ended September 30, 2004; these fees were recorded as operating expenses.

The Company paid asset management fees of $3.9 million during the nine months ended September 30, 2004 to its affiliates, StanCorp Mortgage Investors and StanCorp Investment Advisers, for investment services; these fees were recorded as an offset to net investment income.

6. CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company is involved in various legal actions and other state and federal proceedings. A number of actions or proceedings were pending as of September 30, 2004. In some instances, lawsuits include claims for punitive damages and similar types of relief in unspecified or substantial amounts, in addition to amounts for alleged contractual liability or other compensatory damages. In the opinion of management, the ultimate liability, if any, arising from the actions or proceedings is not expected to have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.

7. STATUTORY ACCOUNTING AND REGULATORY MATTERS

In August 2003, the Company distributed to StanCorp an extraordinary distribution of $200 million from its paid-in capital and contributed surplus. Concurrently, the Company borrowed the same amount from StanCorp and issued a $200 million subordinated surplus note. The surplus note matures in August 2018 and bears an

STANDARD INSURANCE COMPANY

CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interest rate of 6.44% per annum. The form of the surplus note complies with the requirements of the National Association of Insurance Commissioners with respect to surplus notes, including provisions requiring the approval of the Oregon Insurance Division for any repayments of principal or for any payments of interest and subordinating any payments with respect to the surplus note to Standard’s other obligations to policyholders, lenders, and trade creditors.

The Company’s board of directors has approved distributions to StanCorp in 2004 to pay accrued interest and to make partial repayment of principal on the intercompany surplus note. The current amount approved by the board of directors, based on excess capital at December 31, 2003, is up to $155 million. Through September 30, 2004, the Company had distributed a total of approximately $56 million to StanCorp for interest and principal payments on the surplus note. The outstanding principal balance on the surplus note was $150 million at September 30, 2004. While the surplus note is outstanding, any distributions from the Company to StanCorp will be applied to the interest and outstanding principal on the surplus note. Based on the Company’s capital adequacy, we anticipate that the Company may be able to distribute an additional amount to StanCorp in 2004 up to the difference between the $155 million approved by the board of directors and the $56 million already approved by regulators and distributed, depending on StanCorp’s capital needs and subject to approval from the Oregon Insurance Division.

On December 6, 2004, the Company requested approval from the Oregon Insurance Division to make an additional principal payment of $75 million on the surplus note to StanCorp.

8. ACCOUNTING PRONOUNCEMENTS

Emerging Issues Task Force Issue 03-1 (“EITF 03-1”), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, requires certain quantitative and qualitative disclosures for securities accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities.

EITF 03-1 provides more specific guidelines related to SFAS 115 regarding when impairments need to be recognized through the income statement, as well as on the balance sheet. EITF 03-1 addresses whether a change in the interpretation of temporary impairments due to interest rate and credit spread moves is appropriate. Under EITF 03-1, companies that do not have the ability and intent to hold an asset with unrealized losses until recovery of fair value would be required to impair the asset. Impaired losses would flow through net income and accretion on the impaired assets would be recognized in investment income in later periods.

Currently, FASB is considering whether a materiality threshold for recognizing impairment may be appropriate. The effective date for EITF 03-1 has been delayed until this determination is made.

The Company is evaluating the potential financial statement effect of EITF 03-1.

PART C

Item 24. Financial Statements and Exhibits

(a)			Financial Statements
All required financial statements are included in Part B of this Registration Statement.

(b)			Exhibits
	(1)		Resolution of the Board of Directors of Standard Insurance Company (the “Company”) authorizing establishment of Separate Account C (the “Separate Account”).[2]
	(2)		Not applicable.
	(3)	(a)	Form of Underwriting and Service Agreement.[1]
		(b)	Form of Selling Agreement.[1]
	(4)	(a)	Form of Contract for Group Variable Annuity.[1]
		(b)	Form of Certificate.[1]
		(c)	Form of Section 403(b) Rider.[2]
		(d)	Form of Section 457 Rider.[2]
	(5)		Form of Application for the Group Variable Annuity.[2]
	(6)	(a)	Articles of Incorporation of Standard Insurance Company.[2]
		(b)	By-Laws of Standard Insurance Company.[2]
	(7)		Not Applicable.
	(8)	(a)	Participation Agreement with American Century Variable Portfolio.[1]
		(b)	Form of Participation Agreement with Baron Funds.[1]
		(c)	Participation Agreement with Davis Variable Account Funds, Inc.[1]
		(d)	Participation Agreement with Delaware VIP Trust.[1]
		(e)	Form of Participation Agreement with Dreyfus Investment Portfolios.[1]
		(f)	Form of Participation Agreement with Federated Insurance Series.[1]
		(g)	Form of Participation Agreement with Fidelity Variable Insurance Portfolios.[1]
		(h)	Participation Agreement with Franklin Templeton Variable Insurance Products Trust.[1]
		(i)	Form of Participation Agreement with GE Investment Funds, Inc.[1]
		(j)	Form of Participation Agreement with Goldman Sachs Variable Insurance Trust.[1]
		(k)	Form of Participation Agreement with Neuberger Berman Advisers Management Trust.[1]
		(l)	Participation Agreement with PIMCO Variable Insurance Trust.[1]
		(m)	Participation Agreement with T. Rowe Price Equity Series, Inc.[1]
		(n)	Form of Participation Agreement with Vanguard Variable Insurance Fund.[1]
		(o)	Form of Participation Agreement with Washington Mutual Variable Insurance Trust.[1]
	(9)		Opinion and Consent of Marilyn R. Bishop, Assistant Vice President and Associate Counsel.[1]
	(10)	(a)	Consent of Sutherland Asbill & Brennan LLP.[1]
		(b)	Consent of Independent Auditors.[1]
	(11)		No financial statements will be omitted from Item 23.
	(12)		Not applicable.
	(13)		Powers of Attorney.[2]

[1]	Filed herewith.
[2]	Incorporated by reference to Initial Registration Statement No. 333-115215, filed on May 6, 2004.

Item 25. Directors and Officers of Standard Insurance Company

Name and Principal Business Address	Position and Office with Depositor
Eric E. Parsons	Chairman, President and Chief Executive Officer

Virginia L. Anderson	Director

Frederick W. Buckman	Director

John E. Chapoton	Director

Richard Geary	Director

Wanda G. Henton	Director

Peter O. Kohler	Director

Jerome J. Meyer	Director

Ralph R. Peterson	Director

E. Kay Stepp	Director

Michael G. Thorne	Director

Ronald E. Timpe	Director

Kim W. Ledbetter	Senior Vice President

J. Gregory Ness	Senior Vice President

John M. Bernard	Senior Vice President

Cindy J. McPike	Senior Vice President and Chief Financial Officer

Michael T. Winslow	Senior Vice President, General Counsel and Corporate Secretary

Principal business address is: 1100 S.W. Sixth Avenue, Portland, OR 97204

Item 26. Persons Controlled By or Under Common Control With the Depositor or Registrant

Name	Jurisdiction	Percent of Voting Securities Owned	Principal Business
StanCorp Financial Group, Inc. (SFG)	Oregon	Public corporation	Holding company

Standard Insurance Company (SIC)	Oregon	100% by SFG	Insurance

Separate Account C	Oregon	100% by SIC	Registered Group Variable Annuity Product

Canyon Park Development Company	Oregon	75% by SIC	Real Estate Investment

The Standard Life Insurance Company of New York	New York	100% by SFG	Insurance

StanCorp Mortgage Investors, LLC	Oregon	99% by SFG 1% by SMI	Mortgage loan origination

StanCorp Investment Advisers, Inc.	Oregon	100% by SFG	Investment advice and management

Standard Management, Inc. (SMI)	Oregon	100% by SFG	Holding company

StanCorp Equities, Inc.	Oregon	100% by SMI	Broker-dealer

Item 27. Number of Contractowners

As of the Date hereof, there are no contractowners.

Item 28. Indemnification

Under its Articles of Incorporation and By-laws, Standard Insurance Company, to the full extent permitted by the Oregon Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Standard Insurance Company, as provided below.

(a) Articles of Incorporation

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

The Corporation may indemnify to the fullest extent permitted by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer or employee of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the Corporation as a director, officer or employee, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. This Article shall not be deemed exclusive of any other provisions for indemnification of directors, officers and fiduciaries that may be included in any statute, bylaw, agreement, resolution of shareholders or directors or otherwise, both as to action in any official capacity and action in another capacity while holding office.

(b) By-laws

The Corporation shall indemnify to the fullest extent not prohibited by law, any current or former director or officer of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative, or other (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee, or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person’s good faith belief that the person is entitled to indemnification under this Article and (ii) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under this Article. No amendment to these Bylaws that limits the Corporation’s obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later to occur of the effective date of the amendment or the date notice of the amendment is given to the person. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers and fiduciaries that may be included in the Articles of Incorporation or any statute, bylaw, agreement, general or specific action of the Board of Directors, vote of shareholders or other document in arrangement.

Item 29. Principal Underwriter

(a) StanCorp Equities, Inc. is the registrant’s principal underwriter.

(b) Officers and Directors of StanCorp Equities, Inc., and their addresses, are as follows:

Name and Principal Business Address*	Positions and Offices with the Underwriter
Kim W. Ledbetter	President and Director
Eric E. Parsons	Director
Cindy J. McPike	Treasurer
Marilyn R. Bishop	Vice President and Director
Jeannette L. Smith	Secretary and Director

*	Principal business address is: 1100 S.W. Sixth Avenue, Portland, OR 97204

(c)(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

As of this date, no compensation has been paid to the underwriter.

Item 30. Location of Accounts and Records

All of the accounts, books, records or other documents required by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Standard Insurance Company at 1100 S.W. Sixth Avenue, Portland, OR 97204 and by StanCorp Equities, Inc., 1100 S.W. Sixth Avenue, Portland, OR 97204.

Item 31. Management Services

All management contracts are discussed in Part A or Part B of this registration statement.

Item 32. Undertakings and Representations

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or

(2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Standard Insurance Company for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to Standard Insurance Company at the address or phone number listed in the prospectus.

(d) Standard Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Standard Insurance Company.

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account C, has caused this registration statement to be signed on its behalf in the City of Portland, and the State of Oregon, on this 7th day of December, 2004.

SEPARATE ACCOUNT C (Registrant)

By:	/S/ ERIC E. PARSONS
Chairman, President and Chief Executive Officer
Standard Insurance Company

STANDARD INSURANCE COMPANY (Depositor)

By:	/S/ ERIC E. PARSONS
Chairman, President and Chief Executive Officer
Standard Insurance Company

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ERIC E. PARSONS Eric E. Parsons	Chairman, President and Chief Executive Officer	December 7, 2004

/S/ CINDY J. MCPIKE Cindy J. McPike	Senior Vice President and Chief Financial Officer	December 7, 2004

Virginia L. Anderson	* Director

Frederick W. Buckman	* Director

John E. Chapoton	* Director

Richard Geary	* Director

Wanda G. Henton	* Director

Peter O. Kohler	* Director

Jerome J. Meyer	* Director

Ralph R. Peterson	* Director

E. Kay Stepp	* Director

Michael G. Thorne	* Director

Ronald E. Timpe	* Director

/s/ CINDY J. MCPIKE	On December 7, 2004, as Attorney-in-Fact pursuant to powers of attorney incorporated by reference to Initial Registration Statement No. 333-115215, filed on May 6, 2004.
*By: Cindy J. McPike

Exhibit Index

Exhibit 3(a)	Form of Underwriting and Service Agreement

Exhibit 3(b)	Form of Selling Agreement

Exhibit 4(a)	Form of Contract for the Group Variable Annuity

Exhibit 4(b)	Form of Certificate

Exhibit 8(a)	Participation Agreement with American Century Variable Portfolio

Exhibit 8(b)	Form of Participation Agreement with Baron Funds

Exhibit 8(c)	Participation Agreement with Davis Variable Account Funds, Inc.

Exhibit 8(d)	Participation Agreement with Delaware VIP Trust

Exhibit 8(e)	Form of Participation Agreement with Dreyfus Investment Portfolios

Exhibit 8(f)	Form of Participation Agreement with Federated Insurance Series

Exhibit 8(g)	Form of Participation Agreement with Fidelity Variable Insurance Portfolios

Exhibit 8(h)	Participation Agreement with Franklin Templeton Variable Insurance Products Trust

Exhibit 8(i)	Form of Participation Agreement with GE Investment Funds, Inc.

Exhibit 8(j)	Form of Participation Agreement with Goldman Sachs Variable Insurance Trust

Exhibit 8(k)	Form of Participation Agreement with Neuberger Berman Advisers Management Trust

Exhibit 8(l)	Participation Agreement with PIMCO Variable Insurance Trust

Exhibit 8(m)	Participation Agreement with T. Rowe Price Equity Series, Inc.

Exhibit 8(n)	Form of Participation Agreement with Vanguard Variable Insurance Fund

Exhibit 8(o)	Form of Participation Agreement with Washington Mutual Variable Insurance Trust

Exhibit 9	Opinion and Consent of Marilyn R. Bishop, Assistant Vice President and Associate Counsel

Exhibit 10(a)	Consent of Sutherland Asbill & Brennan LLP

Exhibit 10(b)	Consent of Independent Auditors